EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

YOUNG INNOVATIONS HOLDINGS LLC,

YI ACQUISITION CORP.

and

YOUNG INNOVATIONS, INC.

Dated as of December 3, 2012

ARTICLE I	THE MERGER	2

1.1	The Merger	2
1.2	Closing	2
1.3	Organizational Documents	2
1.4	Directors of the Surviving Corporation	3
1.5	Officers of the Surviving Corporation	3

ARTICLE II	EFFECT OF MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE PROCEDURES	3

2.1	Conversion of Stock	3
2.2	Exchange of Certificates; Exchange Fund	4
2.3	Rights as Stockholders; Stock Transfers	6
2.4	Anti-Dilution Provisions	6
2.5	Treatment of Stock Options and Restricted Shares	7
2.6	Excluded Shares	7

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF COMPANY	8

3.1	Corporate Organization	8
3.2	Capitalization	9
3.3	Registration Rights; Voting Rights	10
3.4	Authority; No Violation	10
3.5	Consents and Approvals	11
3.6	Company Financial Statements and Reports	12
3.7	Absence of Changes	13
3.8	Proceedings	14
3.9	Compliance with Laws; Permits	14
3.10	Taxes	15
3.11	Employee Benefit Plans and Related Matters; ERISA	17
3.12	Labor Matters	19
3.13	Real Property	20
3.14	Environmental Matters	21
3.15	Material Contracts	22
3.16	Finders’ Fees	25
3.17	Insurance	25
3.18	Company Information; Required Company Filings	25
3.19	Fairness Opinion	26
3.20	Intellectual Property	26
3.21	Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption and Anti-Money Laundering Laws	27
3.22	Affiliate and Related Party Transactions	27
3.23	No Other Representation or Warranties	28

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	28

4.1	Corporate Organization	28
4.2	Authority; No Violation	28

4.3	Consents and Approvals	29
4.4	Proceedings	30
4.5	Compliance with Laws; Permits	30
4.6	Ownership of Company Common Stock	30
4.7	Certain Arrangements	30
4.8	Capitalization and Operations of Merger Sub	30
4.9	Finders’ Fees	31
4.10	Parent and Merger Sub Information; Required Parent and Merger Sub Filings	31
4.11	Solvency	31
4.12	Financing	32
4.13	Guarantee	33
4.14	Interest in Competitors	33
4.15	No Other Representation or Warranties	33

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	34

5.1	Conduct of Businesses Prior to the Effective Time	34
5.2	Company Restrictions	34
5.3	No Control of Other Party’s Business	38

ARTICLE VI	ADDITIONAL AGREEMENTS	38

6.1	Regulatory Matters	38
6.2	Access to Information	41
6.3	Company Stockholder Meeting; Approval	42
6.4	Stock Exchange De-listing	44
6.5	Solicitation	44
6.6	Employee Matters	48
6.7	Indemnification and Directors’ and Officers’ Insurance	50
6.8	Section 16 Matters	52
6.9	Takeover Laws	52
6.10	Publicity	52
6.11	Financing; Cooperation	53

ARTICLE VII	CONDITIONS PRECEDENT	56

7.1	Conditions to Each Party’s Obligation to Effect the Merger	56
7.2	Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger	56
7.3	Conditions to the Company’s Obligations to Effect the Merger	57
7.4	Frustration of Conditions	57

ARTICLE VIII	TERMINATION AND AMENDMENT	58

8.1	Termination	58
8.2	Termination Fee	60
8.3	Effect of Termination	62
8.4	Fees and Expenses	62

ARTICLE IX	GENERAL PROVISIONS	62

9.1	Survival of Representations, Warranties and Agreements	62

9.2	Notices	63
9.3	Headings	64
9.4	Severability	64
9.5	Counterparts	64
9.6	Integration	64
9.7	Governing Law	65
9.8	No Third-Party Beneficiaries	65
9.9	Amendments; Waiver	65
9.10	Assignment	66
9.11	Remedies; Jurisdiction	66
9.12	Interpretation; Construction	69
9.13	Financing Parties	70

ARTICLE X	DEFINITIONS	71

10.1	Definitions	71
10.2	Additional Definitions	77

Exhibit A                     Form of Guarantee
Exhibit B                      Form of Voting Trust
Exhibit C                      Forms of Articles of Incorporation and Bylaws of Surviving Corporation
Exhibit D                      Form of Press Release

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of December 3, 2012 (this “Agreement”), among Young Innovations Holdings LLC, a Delaware limited liability company (“Parent”), YI Acquisition Corp., a Missouri corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Young Innovations, Inc., a Missouri corporation (the “Company”).

RECITALS

WHEREAS, the parties intend for Parent to acquire the Company on terms and conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of Parent (such board of directors of Parent, the “Parent Board”) and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger (as hereinafter defined), are advisable and in the best interests of the Company and its stockholders on the terms and conditions set forth herein and (ii) adopted this Agreement and approved the transactions contemplated hereby on the terms and conditions substantially as set forth herein;

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, Linden Capital Partners II LP (the “Guarantor”) has entered into a guarantee, dated as of the date hereof, in the form attached hereto as Exhibit A (the “Guarantee”) in favor of the Company with respect to certain obligations and liabilities of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain of the Company’s stockholders have entered into voting trusts, dated as of the date hereof, in the form attached hereto as Exhibit B in favor of Parent and Merger Sub; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby and to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the MGBCL, at the Effective Time (as hereinafter defined), Merger Sub shall merge with and into the Company (the “Merger”), the separate existence of Merger Sub shall cease and the Company shall survive and continue to exist as a Missouri corporation (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Company will be a wholly-owned subsidiary of Parent.

(b) Subject to the provisions of this Agreement, at the Closing (as hereinafter defined), the Company will cause a summary articles of merger (the “Summary Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Missouri in accordance with Section 351.430 of the MGBCL.  The Merger will become effective at such time as agreed by the Company and Merger Sub in writing and specified in the Summary Articles of Merger in accordance with the MGBCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”); provided, that the Effective Time shall not be more than 90 days after the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MGBCL.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.2 Closing.  Unless otherwise mutually agreed in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of McDermott Will & Emery LLP, 227 West Monroe Street, Chicago, Illinois, at 8:00 a.m. local time on the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII hereof (excluding conditions that, by their terms, are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

1.3 Organizational Documents.  At the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read (except with respect to the name of the Company, indemnification of officers and directors and advancement of expenses, all of which shall be as set forth in the Articles of Incorporation and Bylaws of the Company as in effect as of the date hereof) the same as the articles of incorporation and bylaws respectively of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable Law or provisions of the articles of incorporation and bylaws, in the forms attached hereto as Exhibit C.

1.4 Directors of the Surviving Corporation.  The individuals who are the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

1.5 Officers of the Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE PROCEDURES

2.1 Conversion of Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a) Each issued and outstanding share of the Company’s common stock, par value $0.01 per share (each a “Company Share” and, collectively, the “Company Shares”), held by the Company as treasury stock or owned by Parent, Merger Sub or any of their respective Affiliates immediately prior to the Effective Time shall be, automatically and without the need for any action on the part of the holders thereof, canceled and retired and shall cease to exist, and no payment or distribution shall be made or delivered with respect thereto.

(b) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(c) Except (i) as otherwise provided in Section 2.1(a) hereof and (ii) for Company Shares that are owned by any stockholders (the “Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 351.455 of the MGBCL (each, an “Excluded Share” and collectively, the “Excluded Shares”), each Company Share (including any Company Restricted Shares) issued and outstanding immediately prior to the Effective Time, shall be converted automatically and without the need for any action on the part of the holder thereof into the right to receive an amount in cash per share equal to $39.50 without interest thereon (the “Merger Consideration”).

(d) At the Effective Time, all Company Shares will no longer be outstanding and all Company Shares will be canceled and will cease to exist, and, in the case of book-entry shares (“Book-Entry Shares”), the names of the former registered holders shall be removed from the registry of holders of such shares, and each holder of a certificate formerly representing any such Company Shares (each, a “Certificate”) and each holder of a Book-Entry Share (in each case, other than Excluded Shares) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, in accordance with Section 2.1(c), plus any unpaid dividends with a record date prior to the Effective Time.  Company Shares, other than those to be canceled pursuant to Section 2.1(a) hereof and other than Excluded Shares, sometimes are referred to herein as the “Merger Shares.”

(e) Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights that Dissenting Stockholders who are holders thereof may have under Section 2.6.

2.2 Exchange of Certificates; Exchange Fund.

(a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company, pursuant to an agreement to act as paying agent with respect to the Merger (the “Paying Agent”) hereunder.  The Paying Agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company.

(b) At or prior to the Effective Time, Parent shall deposit or shall cause to be deposited an amount in cash equal to the aggregate Merger Consideration payable pursuant to Section 2.1(c) (such cash being hereinafter referred to as the “Exchange Fund”) with the Paying Agent (but not, for the avoidance of doubt, for payments in respect of Company Options, which Parent shall pay to the Surviving Corporation at or prior to the Effective Time and then cause the Surviving Corporation to pay such sufficient payments through its payroll system to the holders of Company Options in accordance with Section 2.5(a)), for the benefit of the holders of each Merger Share.  The Paying Agent shall, pursuant to irrevocable instructions delivered by Parent at or prior to the Effective Time, deliver the Merger Consideration contemplated to be paid for the Merger Shares pursuant to this Agreement, through the Merger, out of the Exchange Fund.  Except as contemplated by this Section 2.2, the Exchange Fund shall not be used for any other purpose.  The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available).  Any net profit resulting from, or interest or income produced by, such investments shall be the property of and payable to Parent or the Surviving Corporation, as directed by Parent.

(c) Promptly after the Effective Time (and in any event no later than the second Business Day after the Effective Time), Parent shall instruct the Paying Agent to mail to each record holder of Merger Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(g)) and Book-Entry Shares to the Paying Agent, and shall be in customary form and agreed to by Parent and the Company prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(g)) in exchange for the Merger Consideration payable in respect of the Merger Shares represented by such Certificates and Book-Entry Shares.  Promptly after the Effective Time, upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(g)) or Book-Entry Shares for cancellation to the Paying Agent together with such letters of transmittal, properly completed and duly executed, the holders of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.2(h)) equal to (x) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)), multiplied by (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.  No interest shall be paid or accrued on any Merger Consideration or on any unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares.  In the event of a transfer of ownership of a Merger Share that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such Merger Share may be paid to a transferee if the Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)) or Book-Entry Share representing such Merger Share is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Paying Agent in advance any transfer Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate or Book-Entry Share surrendered, or shall establish to the satisfaction of the Paying Agent that such Taxes have been paid or are not payable.  Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration without interest payable in respect of the Merger Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)) or Book-Entry Share and any distributions to which such holder is entitled pursuant to Section 2.3 hereof.

(d) The Merger Consideration delivered or issued, as the case may be, in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to each Company Share.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the holders of Merger Shares in the Merger after the date that is nine (9) months following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery, any former holders of Merger Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in the Merger in respect of such Merger Shares, without any interest thereon.  Any amounts remaining unclaimed by holders of Merger Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent or the Company, as the case may be, free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(f) None of Parent, the Company, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any holder of Merger Shares for any cash from the

Exchange Fund properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or Parent, the delivery by such Person of a written indemnity agreement in form and substance reasonably acceptable to Parent, and the posting by such Person of a customary bond, in such reasonable amount as the Company or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Merger Shares represented by such lost, stolen or destroyed Certificate and any distributions to which the holders thereof are entitled pursuant to Section 2.3 hereof.

(h) Each of the Company, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as the Company, Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment.  To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation, the Company or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by the Company, Parent, the Surviving Corporation or the Paying Agent, as the case may be.

2.3 Rights as Stockholders; Stock Transfers.  From and after the Effective Time, holders of Merger Shares shall cease to be, and shall have no rights as, stockholders of the Company, and shall have no rights in respect of the Company Shares, other than the right to receive (a) any dividend or other distribution with respect to such Company Shares with a record date occurring prior to the Effective Time that shall have properly been declared by the Company on such Company Shares in accordance with the terms of this Agreement or prior to the date hereof and which remain unpaid at the Effective Time and (b) the consideration provided under this Article II.  After the Effective Time, there will be no transfers on the stock transfer books of the Company of Company Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Company Shares that occurred prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, they will be canceled and exchanged for the Merger Consideration as provided in this Article II.

2.4 Anti-Dilution Provisions.  If, between the date of this Agreement and the Effective Time, the outstanding Company Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Merger Consideration shall be correspondingly adjusted as and if appropriate to provide the holders of Merger Shares the same economic effect as contemplated by this Agreement as if such event had not occurred.

2.5 Treatment of Stock Options and Restricted Shares.

(a) Each option to purchase Company Shares (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days), an amount in cash without interest (payable by the Surviving Corporation through its payroll system) equal to the product of (i) the total number of Company Shares subject to the Company Option (without regard to any vesting provisions thereof) multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Share under such Company Option less applicable Taxes required to be withheld under the Code or any provision of state, local or foreign Tax Law with respect to such payment.  At or immediately prior to the Effective Time, each Company Option that has an exercise price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be cancelled without any consideration therefor.

(b) Each Company Share subject to vesting or other lapse restrictions (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of immediately prior to the Effective Time.  Upon the Effective Time, the holder of a Company Restricted Share shall be entitled to receive the Merger Consideration with respect to each such Company Restricted Share in accordance with Section 2.1(c) hereof.

(c) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Sections 2.5(a) and (b), including any action to approve the disposition of the Company Options and the Company Restricted Shares in connection with the transactions contemplated by this Agreement to the extent necessary to exempt such disposition under Rule 16b-3 of the Exchange Act.  The Company shall take all actions necessary to terminate the Stock Plans as of the Effective Time and to ensure that after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company, Parent, the Surviving Corporation or any of their respective Affiliates to any Person pursuant to or in settlement of Company Options or Company Restricted Shares.

2.6 Excluded Shares.  No Person who has perfected a demand for appraisal rights pursuant to Section 351.455 of the MGBCL shall be entitled to receive the Merger Consideration with respect to the Company Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the MGBCL.  Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 351.455 of the MGBCL with respect to Company Shares owned by such Dissenting Stockholder.  The Company shall give Parent (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (b) the opportunity to participate in all negotiations and proceedings with respect to demand for appraisal under the MGBCL.  The Company shall not, except with the prior written consent of

Parent (which will not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, that, except (i) as otherwise disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Company 2011 10-K”) or its other Company Reports (other than (x) any disclosures contained or referenced therein under the captions “Risk Factors”, “Forward-Looking Statements”, “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature (excluding, in each case, statements of historical fact) and (y) any exhibits or other documents appended thereto) filed by the Company with the SEC on or after November 1, 2011 and prior to the date of this Agreement (collectively, the “Recent SEC Reports”) (it being understood that any matter disclosed in any Recent SEC Report shall be deemed to be disclosed in a section or subsection of the Company Disclosure Letter and to qualify the representations and warranties of the Company hereunder only to the extent that it is reasonably apparent from such disclosure in such Recent SEC Report that such disclosure is applicable to such section or subsection of the Company Disclosure Letter, other than, in each case, any matters required to be disclosed pursuant to Section 3.2, Section 3.7(a), Section 3.15(a)(xv) or Section 3.20 of this Agreement, which matters shall be specifically disclosed in the applicable section of the Company Disclosure Letter, respectively) or (ii) as set forth in the disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall provide an exception to or otherwise qualify the representations and warranties of the Company specifically referred to in such disclosure and such other representations and warranties to the extent such disclosure shall reasonably appear from the substance of such disclosure to be applicable to such other representations and warranties):

3.1 Corporate Organization.

(a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Missouri, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted, and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, is duly qualified as a foreign corporation for the transaction of business and is in good standing (to the extent such concept is applicable) under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Subsidiary of the Company (i) has been duly organized and is validly existing in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of organization, with all requisite corporate or limited liability company, as the case may be, power and authority to own its properties and conduct its business as currently conducted and (ii) is duly qualified as a foreign corporation or limited liability company, as the case may be, for the transaction of business, and is in good standing (to the extent such concept is applicable) under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification.

(b) All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and nonassessable and not subject to or issued in violation of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company or one of its wholly-owned Subsidiaries, as set forth on Section 3.1(b) of the Company Disclosure Letter, free and clear of any Liens other than Permitted Liens.  No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, Contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of capital stock, any other equity security or Voting Debt of such Subsidiary, or securities or rights convertible into or exchangeable or exercisable therefore.  Except as provided above, neither the Company nor any of its Subsidiaries owns any shares of capital stock of or equity interests in (including any securities exercisable or exchangeable for or convertible into capital stock of or other voting or equity interests in) any other Person.

(c) None of the Company or any of its Subsidiaries is in breach or violation of any of its articles of incorporation, bylaws or other Organizational Documents in any material respect.  The Company has previously made available to Parent complete and correct copies of (i) the Articles of Incorporation and Bylaws as currently in effect and (ii) the articles of incorporation, charter, bylaws, other governing instrument or comparable Organizational Documents of each of the Company’s Subsidiaries as currently in effect.  Section 3.1(c) of the Company Disclosure Letter sets forth a complete and correct list of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization.

3.2 Capitalization.  The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, par value $0.01 per share, of which, as of the date hereof, (a) 7,916,202 Company Shares are issued and outstanding, (b) 0 Company Shares are reserved for issuance in respect of outstanding options, warrants, and convertible securities (other than the Company Options and the Company Restricted Shares referred to in clauses (c) and (d) of this sentence), (c) 279,500 Company Shares are subject to outstanding Company Options under the Company Stock Plan and (d) 163,964 Company Shares are subject to outstanding unvested Company Restricted Shares under the Company Stock Plan.  Except for the foregoing and except for up to 0 Company Shares issued or reserved for issuance pursuant to employee equity awards outstanding or granted after the date hereof in the ordinary course of business consistent with past practice, the Company shall not have (i) issued or authorized the issuance of any shares of Company Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock, (ii) reserved for issuance any shares of Company Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock or (iii) issued, authorized the issuance of or reserved for issuance any restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based on the value or price of, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company.  Section 3.2 of the Company Disclosure Letter contains a correct and complete list, as of the date hereof, of each outstanding Company Option, including the holder, date of grant, term, number of Company Shares subject to the award, and exercise price.  As of the date hereof, the Company holds 2,302,848 Company Shares in its treasury.  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Voting Debt of the Company or any Subsidiary of the Company is issued and outstanding.  Other than the Company Options, the Company Restricted Shares, the Company Stock Plan, the second sentence of this Section 3.2 and the rights granted pursuant to this Agreement, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, Contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of Company Common Stock or any other equity securities or Voting Debt of the Company, or securities or rights convertible into or exchangeable or exercisable therefore, or any securities representing the right to purchase or redeem or otherwise receive any shares of Company Common  Stock (including any rights plan or agreement).

3.3 Registration Rights; Voting Rights.  Neither the Company nor any of its Subsidiaries is under any obligation to provide any rights to register under the Securities Act, nor under any applicable state securities or “blue sky” Laws, any of its presently outstanding securities or any of its securities that may be issued subsequently.  Neither the Company nor any of its Subsidiaries is bound by any agreement with respect to the voting of equity securities of the Company or any of its Subsidiaries.

3.4 Authority; No Violation.

(a) The Company Board has unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, on substantially the terms and conditions contemplated in this Agreement, are advisable and in the best interests of the Company and its stockholders and has unanimously resolved to recommend that the stockholders of the Company adopt this Agreement and the Merger (the “Recommendation”), unless a Change of Recommendation occurs in accordance with Section 6.5.  To the extent of the Company Board’s power and authority and to the extent permitted by Law, the Company Board has elected or determined, as the case may be, that the Merger not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of antitakeover laws and regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement.

(b) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate, subject to the approval of this Agreement by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding Company Shares entitled to vote thereon as of the record date of the Company Stockholder Meeting (the “Requisite Stockholder Vote”), the filing of the Summary Articles of Merger, the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder.

(c) Assuming receipt of the Required Approvals in Section 3.5 hereof, neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien (other than Permitted Liens and other Liens granted in connection with the Credit Agreement) upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (A) its Articles of Incorporation or Bylaws, (B) the articles of incorporation, charter, bylaws, other governing instrument or comparable Organizational Documents of any of the Company’s Subsidiaries or (C) any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or any of the properties, assets, or rights of the Company or any of its Subsidiaries may be subject, except, in the case of clause (C), for such violations, conflicts, defaults, losses, creations, accelerations, terminations and breaches that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) subject to compliance with the statutes and regulations referred to in Section 3.5 hereof, violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger have been duly authorized by all requisite corporate action, if any, on the part of the Company; provided that the consummation by the Company of the Merger are subject to the approval of this Agreement by the Requisite Stockholder Vote.  This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by the other parties hereto, constitutes legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except to the extent that the enforcement thereof (i) may be limited by the applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general application affecting the enforcement of creditors’ rights generally and (ii) is subject to general equitable principles, whether considered in a proceeding at law or in equity (the “Bankruptcy Exceptions”).

3.5 Consents and Approvals.  Other than (a) filings in connection or in compliance with the HSR Act or under any other antitrust, competition or merger notification, trade regulation Law, (b) compliance with the applicable requirements of the securities Laws, including the filing of the Proxy Statement, (c) the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri pursuant to the MGBCL and the filing and recordation of other appropriate documents for the Merger and the other transactions contemplated by this Agreement with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry self-regulatory organization (“SRO”) (including the rules of the NASDAQ), or that are required under applicable Laws, (e) such consents, approvals, authorizations, registrations, declarations, filings and notices disclosed in Section 3.5 of the Company Disclosure Letter and

(f) such other consents, approvals, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or would materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated hereby (clauses (a) - (f) collectively, the “Required Approvals”), no notice to, filing with, exemption or review by, or authorization, permit, consent, waiver or approval of, any Governmental Entity or any other Person (nor expiration nor termination of any statutory waiting periods) is necessary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, the Merger.

3.6 Company Financial Statements and Reports.

(a) The consolidated financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company 2011 10-K and in the Company’s Form 10-Q for the three months September 30, 2012 fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates indicated therein and the consolidated results of their operations and cash flows for the periods specified therein, and, except as expressly stated therein, such financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis.

(b) Since December 31, 2009 through the date of this Agreement, each of the Company and each Subsidiary has timely filed or furnished all forms, statements, reports and documents, together with any required amendments thereto, that it was required to file or furnish with the SEC pursuant to the Securities Act and the Exchange Act (the foregoing, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company Reports”) and has paid all material fees and assessments due and payable in connection therewith.

(c) The Company Reports, when they became effective or were filed with the SEC, as the case may be, complied as to form in all material respects with the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and none of such documents as of its date or as amended contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, there has been no correspondence between the SEC and the Company since December 31, 2009 (other than correspondence that is publicly available on the SEC’s EDGAR system).  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the staff of the SEC.  As of the date of this Agreement, to the Knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC.

(d) The Company Reports included (i) all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”), and (ii) the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX.

(e) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements.  Since September 30, 2012 to the date hereof, the Company has not identified any existing material weaknesses or significant deficiencies in the design or operation of the internal control over financial reporting.

(f) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate.

(g) As of the date of this Agreement, the Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ applicable to the Company and is in compliance in all material respects with all rules, regulations and requirements of SOX applicable to the Company.

(h) Since December 31, 2009, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws or breach of fiduciary duty by the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(i) The Company Board has determined that at least one member of the audit committee of the Company Board includes an Audit Committee Financial Expert, as defined by Item 407(d)(5)(ii) of Regulation S-K.

(j) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions.  The Company has promptly disclosed any material change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act.  To the Knowledge of the Company, there have been no material violations of provisions of the Company’s code of ethics by any such persons that have not been waived.

3.7 Absence of Changes.

(a) Since September 30, 2012, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From September 30, 2012 to the date hereof, the Company and each of its Subsidiaries has in all material respects conducted their respective businesses only in the ordinary course of business consistent with past practice.

3.8 Proceedings.  As of the date of this Agreement, there is no pending, or to the Company’s Knowledge, threatened action, audit, claim, complaint, suit, proceeding, subpoena or investigation by or before any Governmental Entity brought by or against the Company or any of its Subsidiaries seeking to prohibit the execution, delivery or performance of this Agreement or the transactions contemplated by this Agreement.  Except as set forth in Section 3.8 of the Company Disclosure Letter, as of the date of this Agreement, there is no pending, or to the Company’s Knowledge, threatened action, audit, claim, complaint, suit, proceeding, subpoena or investigation by or before any Governmental Entity or before any arbitrator, brought by or against the Company or any of its Subsidiaries involving, affecting or relating to the Company, any of its Subsidiaries, the assets, properties or rights of the Company or its Subsidiaries, or any current or former officer, director or employee of the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries may be liable, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 3.8 of the Company Disclosure Letter, there is no pending, or to the Company’s Knowledge, threatened action, audit, claim, complaint, suit, proceeding, subpoena or investigation against the Company or any of its Subsidiaries, or to which any property, assets or rights of the Company or any of its Subsidiaries is subject, nor is the Company or any of its Subsidiaries subject to any Order that remains outstanding or unsatisfied, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 3.8 of the Company Disclosure Letter, there is not currently any internal investigation or inquiry being conducted by the Company, the Company Board (or any committee thereof) or, to the Knowledge of the Company, any third party or Governmental Entity at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.9 Compliance with Laws; Permits.  Except as set forth in Section 3.9 of the Company Disclosure Letter:

(a) The Company and each of its Subsidiaries is, and since June 30, 2011 has been, in compliance with, and is not and since June 30, 2011 has not been in default or violation in respect of, and none of them is, to the Knowledge of the Company, under investigation with respect to or is threatened to be charged with any violation of, any applicable Law, Authorization or applicable stock exchange requirement, including any requirements of the Federal Food, Drug and Cosmetic Act, except for any noncompliance, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.  This Section 3.9(a) does not relate to matters with respect to the compliance of the Company Reports and financial statements with the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, which are the subject of Section 3.6, Taxes, which are the subject of Section 3.10, Company Benefit Plans, which are the subject of

Section 3.11, employment and labor matters, which are the subject of Section 3.12, environmental matters, which are the subject of Section 3.14, and compliance with respect to the required Company filings, which are the subject of Section 3.18.

(b) The Company and each of its Subsidiaries have all permits, licenses, franchises, authorizations, Orders and approvals (“Authorizations”) of, and have made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own, lease or license their properties, assets and rights, and to carry on their business as presently conducted, except where the failure to have such Authorizations or the failure to make such filings, applications and registrations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.  All such Authorizations are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such absence, suspension or cancellation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(c) During the six (6) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries participates or has ever participated in the Medicare program or any State Medicaid program, or is or has ever been certified in the Medicare program or any State Medicaid program.

3.10 Taxes.  Except as set forth on Section 3.10 of the Company Disclosure Letter:

(a) Each of the Company and its Subsidiaries has (i) duly and timely filed (taking into account applicable extensions) all Tax Returns required to be filed by it and all such Tax Returns are correct and complete in all material respects, (ii) paid all Taxes due and payable and (iii) for Taxes not yet due and payable, made adequate provision for any such Taxes in accordance with GAAP (other than Taxes that are being contested in good faith and are adequately reserved against or provided for in accordance with GAAP) in the financial statements of the Company.

(b) Since December 31, 2008, no written claim has been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(c) With respect to any period for which the statute of limitations has not expired prior to the date hereof, neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) No unresolved deficiencies have been proposed or assessed against or with respect to the Company or any of its Subsidiaries (and there is no outstanding audit, administrative or judicial proceeding, assessment, dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries pending or raised) in each case by any taxing authority in writing to the Company or any of its Subsidiaries, except with respect to matters for which adequate reserves have been established in accordance with GAAP.

(e) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be and, to the extent required, have been paid to the relevant taxing authority, except with respect to matters for which adequate reserves have been established in accordance with GAAP.

(f) Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or such Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(g) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution intended to qualify under Section 355 of the Code occurring during any period for which the statute of limitations has not expired prior to the date hereof.

(h) Neither the Company nor any Subsidiary of the Company has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (F) election under Code Section 108(i).

(j) Neither the Company nor any Subsidiary (A) is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement with respect to Taxes (other than credit Contracts, lease Contracts or other commercial Contracts entered into in the ordinary course of business containing customary Tax allocation or gross-up provisions); (B) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized; (C) is subject to the dual consolidated loss provisions of Code Section 1503(d); (D) has been a party to a ‘‘listed transaction’’ within the meaning of Treasury Regulations Section 1.6011-4(b); or (E) is a party to a gain recognition agreement under Code Section 367.

(k) Neither the Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (ii) has no liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor, by contract or otherwise.

3.11 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.11(a)(i) of the Company Disclosure Letter lists all material Company Benefit Plans.  “Company Benefit Plans” means (i) all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any employee pension benefit plan within the meaning of Section 3(2) of ERISA and (iii) any material bonus, commission, incentive, deferred compensation, vacation, stock purchase, stock option, restricted stock or other equity based award, severance, retirement savings, paid time off, employment, change of control or fringe plan or any other employee benefit plan, program, policy or agreement (whether or not written), in each case that as of the date of this Agreement are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or officers of the Company or its Subsidiaries (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”)) or to which the Company or its Subsidiaries has any liabilities or potential liabilities; provided, however, that Company Benefit Plans shall not include any Company Foreign Plan.  For purposes of this Agreement, the term “Company Foreign Plan” shall refer to each plan, program, policy, agreement or Contract that is subject to or governed by the Laws of any jurisdiction other than the United States, and which would have been treated as a Company Benefit Plan had it been a United States plan, program, policy, agreement or Contract; provided that Company Foreign Plan shall not include any plan, program or entitlement (such as a Social Security-type benefit) that arises under operation of applicable Law.  Section 3.11(a)(ii) of the Company Disclosure Letter lists all material Company Foreign Plans with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liabilities.

(b) The Company has made available to Parent, as applicable, true and complete copies of (i) each of the Company Benefit Plans and Company Foreign Plans, including all material amendments thereto, (ii) the most recent three years’ Annual Report (Form 5500 Series) and accompanying schedules, if any, with respect to each Company Benefit Plan, (iii) the most recent determination letter from the IRS (if applicable) for each Company Benefit Plan, (iv) the current summary plan description or plan summary and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), and (v) the most recent actuarial report, if any.

(c) Except as would not result in a material liability to the Company or any Subsidiary:  (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) all contributions (including all employer contributions and employee salary reduction contributions) or other amounts payable by the Company or its Subsidiaries as of Closing Date with respect to each Company Benefit Plan in respect of current or prior plan years that are due have been made within the time periods prescribed by applicable Law, including the ERISA and the Code, and all such contributions for any period ending on or prior to the Closing Date that are not yet due have been properly accrued in accordance with GAAP; (iv) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; (v) all required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) with respect to each Company Benefit Plan have been properly and timely filed or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA and the Code, (vii) there are no pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) by, on behalf of, or against, any of the Company Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of the Company or any of its Subsidiaries; and (viii) all Company Foreign Plans (A) have been maintained and funded in accordance with all applicable requirements, (B) if they are intended to qualify for special Tax treatment meet all requirements for such treatment and (C) have no material unfunded or underfunded liabilities not accurately accrued in accordance with GAAP.

(d) Neither the Company, any Subsidiary nor any ERISA Affiliate maintains, sponsors, contributes to or has any liability (contingent or otherwise) with respect to (i)  any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA, (ii)  any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA. Except as set forth on Section 3.11(d)(iii) of the Company Disclosure Letter, neither the Company nor any Subsidiary maintains, sponsors, contributes to, has any obligation to contribute to, or has any liability under or with respect to any employee benefit plan, program or arrangement that provides for post-retirement medical, post-retirement life insurance or other post-retirement welfare-type benefits (other than health continuation coverage required by COBRA).  Neither the Company nor any ERISA Affiliate has any liability to the Pension Benefit Guaranty Corporation or otherwise under Title IV of ERISA.  For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Letter, (i) each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code is in compliance in all material respects with Section 409A of the Code and (ii) neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any Person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.  Neither the Company nor any of its Subsidiaries has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(f) Except as would not reasonably be expected to result in a material liability to the Company or any Subsidiary, each individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee under applicable Law for any purpose including, without limitation, for Tax withholding purposes or Company Benefit Plan purposes and the Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in an Employee Plan.

(g)

(i) Except as set forth in Section 3.11(g)(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (x) entitle any employee, director or other service provider of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment, funding or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount of compensation or benefits payable or trigger any other material obligation pursuant to, any Company Benefit Plan or otherwise (“Change of Control Obligations”), or (y) result in the payment of any amount or benefit that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(ii) Section 3.11(g)(ii) of the Company Disclosure Letter sets forth the amount of each Change of Control Obligation referenced in Section 3.11(g)(i)(x).

3.12 Labor Matters.  Except as set forth on Section 3.12 of the Company Disclosure Letter, there is (and since June 30, 2011 has been) no charge, investigation or lawsuit by or before any Governmental Entity or arbitrator pending or, to the Knowledge of Company, threatened against Company and/or its Subsidiaries alleging any employment Law violations, including but not limited to unlawful discrimination or retaliation in employment practices, applicable wage payment and hours of work standards, classification of employees, worker health and safety standards, worker leaves of absence, immigration-related laws and regulations, termination and/or layoff notice obligations, or breach of contract with respect to any employee of the Company and/or its Subsidiaries, and there is no charge of any unfair labor practice against Company and/or its Subsidiaries pending before the National Labor Relations Board.  There is (and since June 30, 2011 has been) no labor strike, slow-down, work stoppage or other material labor dispute actually pending or, to the Knowledge of Company, threatened against or involving Company and/or its Subsidiaries.  None of the employees of Company and/or its Subsidiaries is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated by Company and/or its Subsidiaries, to the Knowledge of Company no collective bargaining representative has demanded or received recognition or certification or petitioned for representation on behalf of any employee or group of employees of Company and/or its Subsidiaries since June 30, 2011, and to the Knowledge of Company there is presently (and since June 30, 2011 there has been) no organizing effort underway or threatened on behalf of any labor union seeking to represent any employee or group of employees of Company and/or its Subsidiaries.  Except as set forth on Section 3.12 of the Company Disclosure Letter and except that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, the Company and its Subsidiaries are and since June 30, 2011 have remained in compliance with all Laws and regulations applicable to employment, including compliance with all record-keeping, privacy, and data security Laws governing the retention of employee personal information.  Since June 30, 2011, neither Company nor any of its Subsidiaries has implemented any plant closing or employee layoffs that required the provision of notices under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable state Law (collectively, the “WARN Act”).

3.13 Real Property.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and correct list of all land owned by the Company or any of its Subsidiaries (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, the “Owned Real Property”).  With respect to each Owned Real Property: (A) the Company or one of its Subsidiaries (as the case may be) has good and marketable fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens, (B) except as set forth in Section 3.13(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof.  Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and correct list of all real property leased, subleased or licensed to or otherwise exclusively occupied by the Company or any of its Subsidiaries (the “Leased Real Property,” and the leases, together with any amendments and modifications thereto, pursuant to which such real property is leased, subleased, licensed or otherwise occupied, the “Leases”), which list sets forth each Lease and the address, landlord and tenant for each Lease.  Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property.  The Company has delivered to Parent a true and complete copy of each Lease document.  Except as set forth in Section 3.13(b) of the Company Disclosure Letter, with respect to each of the Leases: (i) such Lease is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, against each other party thereto, and is in full force and effect; (ii) to the Company’s knowledge, there are no disputes with respect to such Lease; and (iii) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

3.14 Environmental Matters.

(a) The Company and each of its Subsidiaries is in compliance, and since June 30, 2011 has been in compliance, with all applicable Environmental Laws and have obtained, maintained, maintains, complied with and are in compliance with all applicable permits, licenses and authorizations required under applicable Environmental Laws, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Subsidiary of the Company has received a notice in writing of an actual or alleged violation or notification in writing of liability or potential liability arising out of any Environmental Law that remains outstanding or is unresolved, and there is no Order, Litigation or claim pending or, to the Company’s Knowledge, threatened under any Environmental Law, except in each case, with respect to any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Release of, contamination by, or exposure to Hazardous Substances has occurred at, on, above, under or from any real property currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries, or at any other location, that has resulted in or would reasonably be expected to result in any liability or obligation under Environmental Laws, including an investigation or remedial action pursuant to applicable Environmental Laws.

(d) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company's Knowledge, (i) neither the Company, its Subsidiaries, nor any of their respective predecessors has designed, manufactured, sold, or distributed any product or item containing asbestos, silica, mercury or other Hazardous Substances, and (ii) no basis in law or fact exists to support an assertion of any claim, action, liability or obligation against the Company or its Subsidiaries with respect to the presence of asbestos, silica, mercury or other Hazardous Substances in any product or item.

(e) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not assumed, undertaken, or provided an indemnity with respect to any liability of any other Person relating to Environmental Laws.

(f) The Company and its Subsidiaries have furnished to Parent all environmental audits, assessments and reports and all other documents materially bearing on environmental, health or safety liabilities, in each case relating to the Company, its Subsidiaries, or their owned or leased real property, to the extent such documents are in the possession or under the reasonable control of the Company or its Subsidiaries.

3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter contains a list as of the date of this Agreement of each of the following contracts to which the Company or any of its Subsidiaries is a party or by which any of its properties, assets or rights is bound and that have material remaining unfulfilled obligations as of the date of this Agreement:

(i) any Contract that is a “material contract” required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act;

(ii) any material Contract with respect to a partnership, limited liability company agreement, joint venture or similar arrangement entered into with any third party;

(iii) any Contract that is a voting agreement or registration rights agreement;

(iv) any Contract that is reasonably likely to result in aggregate payments to or from the Company and its Subsidiaries in 2012 or any subsequent calendar year of more than $500,000, which cannot be cancelled by the Company or any of its Subsidiaries without more than ninety (90) days’ notice without payment by the Company or its Subsidiaries;

(v) any Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets, or any material assets or material real property, other than in the ordinary course of business consistent with past practice;

(vi) any Contract that materially limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area and that cannot be cancelled by the Company or any of its Subsidiaries without more than ninety (90) days’ notice without payment by the Company or its Subsidiaries;

(vii) any Contract that materially limits the freedom of the Company or any of its Subsidiaries to hire or solicit for hire the employees or contractors of any Person and that cannot be cancelled by the Company or any of its Subsidiaries without more than ninety (90) days’ notice without payment by the Company or its Subsidiaries;

(viii) any Contract with any director or Executive Officer (other than pursuant to any Company Benefit Plan);

(ix) any Lease (whether of real or personal property) to which the Company is a party as either lessor or lessee, providing for annual payments of $500,000 or more;

(x) any Contract relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with a principal amount in excess of $500,000;

(xi) any Contract that creates or grants a material Lien (other than Permitted Liens) on any material properties or other material assets of the Company;

(xii) any Contract under which the Company has, directly or indirectly, made any loan, capital contribution to, or any other investment in, any Person (other than (A) extensions of credit and investments in marketable securities, in each case in the ordinary course of business, and (B) loans to employees in the ordinary course of business in amounts in the aggregate less than $5,000 per employee);

(xiii) any employment, deferred compensation, severance, bonus, retirement or other similar agreement entered into by the Company, on the one hand, and any director or Executive Officer of the Company or any other employee of the Company receiving annual cash compensation of $150,000 or more, on the other hand;

(xiv) any Contract relating to the licensing or the granting of any option, right or interest of Intellectual Property material to the business of the Company by the Company to any Person or by any Person to the Company (other than (A) Contracts with customers, suppliers, distributors and sales representatives in the ordinary course of business and (B) licenses to the Company for off-the-shelf software for the Company’s own internal use (“Off-the-Shelf Software”));

(xv) any Contract under which the Company has incurred or will incur any Transaction Obligation of more than $500,000;

(xvi) any collective bargaining agreement or similar agreement with any labor union or association representing employees of the Company;

(xvii) any agreement or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, in each case involving an amount of more than $500,000;

(xviii) any Contract (other than pursuant to Organizational Documents) providing for indemnification by the Company of any officer, director or employee of the Company;

(xix) any Contract pursuant to which the Company has any material obligations or liabilities as guarantor, surety, co signer, endorser, or co maker (excluding negotiable instruments entered into in the ordinary course of business) in respect of any obligation of any other Person, or any capital maintenance, keep well or similar agreements or arrangements;

(xx) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company;

(xxi) any Contract that involves any Related Party transaction described in Section 3.22, other than Contracts described in the Company Reports;

(xxii) any Contract that involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract;

(xxiii) any Contract that is a settlement, conciliation or similar agreement with or before any Governmental Entity and is material to the Company and its Subsidiaries as of the date of this Agreement or that will require the Company or any of its Subsidiaries to pay consideration after the date of this Agreement in excess of $500,000; or

(xxiv) any Contract that contains a put, call or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any equity interests of any Person or assets.

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Contract disclosed in Section 3.15(a) of the Company Disclosure Letter (each a “Material Contract”) is a valid and binding agreement of the Company or a Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, against each other party thereto, and is in full force and effect, (ii) none of the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any other party thereto is in default or breach under (or is alleged to be in default or breach in any respect under) the terms of, or has provided or received any written notice of any intention to terminate, any such Material Contract, and (iii) to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a breach or an event of default thereunder or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation, or the loss of any benefit thereunder.  Complete and correct copies in all respects of each such Material Contract (including all modifications and amendments thereto and waivers thereunder) has been previously made available to Parent or publicly filed with the SEC as an exhibit to the Company Reports.  “Executive Officer” shall have the meaning set forth in Rule 3b-7 of the Exchange Act.  “Transaction Obligation” means any change of control payment, special bonus, stay bonus, retention bonus, severance payment or similar compensation that becomes due and payable by the Company as a result of the consummation of the Merger or the other transactions contemplated by this Agreement, whether due and payable prior to, at or after the Closing (including obligations that are contingent upon both the consummation of the Merger and the occurrence of another event and/or the passage of time).  “Indebtedness” means, with respect to any Person, (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, prepayment penalties, commitment and other fees): (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (v) under conditional sale or other title retention agreements, or (vi) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates (it being understood that the amount of any Indebtedness arising under such arrangement described in this clause (vi) shall be the net amount, if any, that would be owed by such Person under such arrangement in the event of a termination (including an early termination) on the date of determination), (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a); (c) the maximum liabilities of such person under any “Off Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act); and (d) all liabilities to reimburse any bank or other Person for amounts paid under a letter of credit, surety bond, or bankers’ acceptance.

3.16 Finders’ Fees.  Except for Robert W. Baird & Co. Incorporated, there is, and there has been, no investment banker, broker, financial advisor, finder or other intermediary retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of their respective officers, directors or employees and neither the Company nor any of its Subsidiaries has incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby, including, without limitation, the Merger.

3.17 Insurance.  The Company and each of its Subsidiaries currently maintains, and during each of the last five (5) calendar years (or during such lesser period of time as the Company has owned such Subsidiary) has maintained, insurance of the types and in the amounts that the Company reasonably believes is adequate for its and their respective properties and businesses (taking into account the cost and availability of such insurance) with reputable insurance companies.  Section 3.17 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries as of the date hereof.  Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, such policies are, to the Knowledge of the Company, in full force and effect, neither the Company nor any of its Subsidiaries is in breach of or default under any such policies and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute a breach of or default under any such policies.  All premiums with respect to such policies due and payable on or prior to the Effective Time have been paid and will be paid prior to the Effective Time, and no written or, to the Knowledge of the Company, other notice of cancellation or termination has been received with respect to any such policy.

3.18 Company Information; Required Company Filings.  The proxy statement (including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the approval of this Agreement by the stockholders of the Company will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting (in each case after giving effect to any amendments or supplements to the Proxy Statement and any modifying or superseding statements filed, distributed or disseminated prior to such time), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing.  No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by Parent, Merger Sub or any of their respective Affiliates specifically for inclusion or incorporation by reference therein.

3.19 Fairness Opinion.  The Company Board has received the opinion of Robert W. Baird & Co. Incorporated to the effect that, as of the date of such opinion and subject to the various assumptions and qualifications set forth therein, the consideration to be received in the Merger by holders of Company Shares (other than Parent and its Affiliates and Dissenting Stockholders) pursuant to this Agreement is fair, from a financial point of view, to such holders (the “Fairness Opinion”).  As of the date of this Agreement, the Fairness Opinion has not been withdrawn or revoked or otherwise modified in any material respect.

3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter contains a complete and accurate list of all (i) registered or patented Intellectual Property owned by the Company and its Subsidiaries and (ii) pending applications for registrations and patent applications for Intellectual Property filed by or on behalf of the Company and its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, any and all Intellectual Property necessary for the conduct of the business and operations of the Company and its Subsidiaries as currently conducted.  No Intellectual Property owned by the Company or its Subsidiaries is jointly owned by any other Person.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Letter, to the Knowledge of the Company, (i) the conduct of the business of the Company and its Subsidiaries does not infringe, conflict with or otherwise violate any Intellectual Property of any Person, and (ii) none of the Company or any of its Subsidiaries has received written notice or has Knowledge of any such infringement, conflict or other violation, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all current or former employees, contractors and consultants of the Company or its Subsidiaries have executed and delivered to the Company or such Subsidiary, as the case may be, a valid and enforceable agreement providing for (i) the transfer and assignment by such employee, consultant and contractor to the Company or such Subsidiary, as the case may be, of all right, title, and interest in and to any Intellectual Property arising out of such employee’s, consultant’s, or contractor’s employment by, engagement by or contract with the Company or its Subsidiary, (ii) the non-disclosure by such current or former employee, consultant, or contractor of trade secrets and other confidential and proprietary information of the Company or such Subsidiary, and (iii) the payment by the Company or such Subsidiary, as the case may be, to such current or former employee, consultant, or contractor as required by applicable Laws.

(d) The Company and its Subsidiaries have used commercially reasonable efforts to maintain and protect the Intellectual Property owned or used by the Company and its Subsidiaries, including (i) protecting the confidentiality of trade secrets and other confidential and proprietary information, (ii) establishing and maintaining appropriate physical, electronic and other security policies, programs and procedures, and (iii) entering into appropriate confidentiality agreements with all Persons (other than any current or former employees, contractors and consultants of the Company or its Subsidiaries) who obtain access to any trade secrets and other confidential and proprietary information.  To the Knowledge of the Company, no material trade secrets or other confidential or proprietary information owned or used by the Company or its Subsidiaries has been subject to any unauthorized use, access or disclosure or misappropriation, except as would not be material to the Company and its Subsidiaries.

3.21 Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption and Anti-Money Laundering Laws.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since June 30, 2011, (a) the Company and its Subsidiaries have complied with the U.S. Foreign Practices Act of 1977, as amended, and other anti-corruption laws in any applicable jurisdiction, (b) neither the Company, any Subsidiaries, nor, to the Knowledge of the Company, any agent or other Person or entity acting on the Company’s behalf, directly or indirectly, (i) has unlawfully provided or promised any contribution, gift, entertainment, other expenses, or anything else of value to any Governmental Entity, political party or candidate for government office, nor unlawfully provided or promised anything of value to any other person while knowing that such thing of value would or will be offered, given, or promised, directly or indirectly, to any Governmental Entity, political party or candidate for government office, for the purpose of unlawfully: (A) (i) influencing any act or decision of such Governmental Entity, party or candidate in his or her official capacity, (ii) inducing such Governmental Entity, party or candidate to do or omit to do any act in violation of their lawful duty, or (iii) securing any improper advantage; or (B) inducing such Governmental Entity, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (ii) has unlawfully offered or provided to any person any bribe, rebate, payoff, influence payment, kickback, payment, or anything of value of any nature, and (c) the Company, its Subsidiaries, and, to the Knowledge of the Company, their agents acting on the Company’s behalf have not made any payment, transfer of funds, or otherwise used corporate funds in a manner that violates applicable anti-money laundering laws, as amended, including the U.S. Bank Secrecy Act and Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001.

3.22 Affiliate and Related Party Transactions.  Section 3.22 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all transactions since December 31, 2010 between the Company or any of its Subsidiaries, on the one hand, and any Company Related Party, on the other hand, that provide for payments to or from the Company in an amount greater than $120,000, other than (a) transactions between the Company and its Subsidiaries, (b) compensation paid to any Company Related Party in the ordinary course of business consistent with past practices (including equity awards), (c) transactions that do not involve continuing liabilities or obligations of the Company or its Subsidiaries and (d) Contracts and transactions described in the Company Reports.  As of the date of this Agreement, no person covered by Item 404 of Regulation S-K has entered into any transactions since December 31, 2010 with the Company or any of its Subsidiaries that were required to be disclosed by Item 404 of Regulation S-K but were not so disclosed in the Company Reports.

3.23 No Other Representation or Warranties.  Except for the representations and warranties contained in this Article III, none of the Company, its Subsidiaries, or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with this Agreement or the transactions contemplated by this Agreement; provided that the foregoing shall not relieve any Person of liability for fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants to the Company that, except as otherwise set forth in the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent to the Company concurrently with the execution of this Agreement:

4.1 Corporate Organization.

(a) Each of Parent and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of its respective jurisdiction of organization, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted, and, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, is duly qualified as a foreign corporation for the transaction of business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification.

(b) Neither Parent nor Merger Sub is in breach or violation of any of its articles of incorporation, bylaws or other Organizational Documents.

4.2 Authority; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, including, without limitation, the Merger, and to carry out its obligations hereunder.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  No vote of the stockholders of Parent or the holders of any other securities of

Parent (equity or otherwise) is required by any applicable Law, the articles of incorporation or bylaws or other Organizational Documents of Parent in order for Parent to consummate the transactions contemplated hereby.

(b) Neither the execution, delivery and performance by Parent or Merger Sub of this Agreement nor the consummation by Parent or Merger Sub of the transactions contemplated hereby will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (A) its certificate or articles of incorporation, bylaws, other governing instrument or comparable Organizational Documents of Parent or any of its Subsidiaries, as applicable or (B) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries may be bound, or to which Parent or any of its Subsidiaries or any of the properties, assets, or rights of Parent or any of its Subsidiaries may be subject, except, in the case of clause (B), for such violations, conflicts and breaches that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (ii) subject to compliance with the statutes and regulations referred to in Section 4.3 hereof, violate any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, except for such violations, conflicts and breaches that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger have been duly authorized by all requisite corporate action, if any, on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of Parent or any Subsidiary of the Parent are necessary to authorize the approval, execution or performance of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligations of each of Parent and Merger Sub, enforceable in accordance with its terms, except to the extent that the enforcement thereof may be limited by or subject to the Bankruptcy Exceptions.

4.3 Consents and Approvals.  Other than (a) filings in connection or in compliance with the HSR Act or under any other antitrust, competition or merger notification, trade regulation Law, (b) compliance with the applicable requirements of the securities Laws, including the filing of the Proxy Statement, (c) the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri pursuant to the MGBCL and the filing and recordation of other appropriate documents for the Merger and the other transactions contemplated by this Agreement with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO (including the rules of the NASDAQ), or that are required under applicable Laws, (e) as set forth in Section 4.3 of the Parent Disclosure Letter and (f) such other consents, approvals, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no notice to, filing with, exemption or review by, or authorization, permit, consent, waiver or approval of, any Governmental Entity or any other Person (nor expiration nor termination of any statutory waiting periods) is necessary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, the Merger.  As of the date of this Agreement, Parent knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.4 Proceedings.  As of the date of this Agreement, there is no pending, or to the Parent’s Knowledge, threatened action, claim, suit or proceeding by or before any Governmental Entity against Parent seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.  There is no pending, or to the Parent’s Knowledge, threatened action, claim, suit, proceeding or investigation against Parent or any of its Subsidiaries or to which any property, assets or rights of Parent or any of its Subsidiaries is subject, nor is Parent or any of its Subsidiaries subject to any Order, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5 Compliance with Laws; Permits.  Parent and each of its Subsidiaries has complied in all material respects and is not in default or violation in any material respect of, and none of them is, to the Knowledge of Parent, under investigation with respect to or has been threatened to be charged with or given notice of any material violation of, any applicable Law or applicable stock exchange requirement, except for any noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.6 Ownership of Company Common Stock.  Neither Parent, Merger Sub nor any of their respective Affiliates owns any Company Shares.

4.7 Certain Arrangements.  Except as set forth on Section 4.7 of the Parent Disclosure Letter, as of the date hereof, there are no Contracts, undertakings, commitments, agreements or obligations, whether written or oral, between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the management of the Company or any of its Subsidiaries or the Company Board or any holder of Company Shares, on the other hand, (a) relating in any way to the Company, Company Common Stock, the transactions contemplated by this Agreement, or to the operations of the Company after the Effective Time or (b) that would be reasonably likely to prevent, restrict, impede or affect adversely the ability of the Company or any of the Company’s directors or stockholders to entertain, negotiate or participate in any Acquisition Proposal made before or following the Requisite Stockholder Vote in accordance with Section 6.5.

4.8 Capitalization and Operations of Merger Sub.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share.  All of the outstanding shares of capital stock of Merger Sub have been validly issued, are fully paid and nonassessable, and are owned directly by, and at the Effective Time will be owned directly by, Parent, free and clear of all Liens.  Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities that will have incurred any liabilities or obligations other than as contemplated by this Agreement.

4.9 Finders’ Fees.  Except for CIT Capital Securities LLC, there is, and there has been, no investment banker, broker, financial advisor, finder or other intermediary retained by or authorized to act on behalf of Parent  or any of Parent’s Subsidiaries or any of their respective officers, directors or employees and neither Parent, Merger Sub, nor any of their respective Affiliates have incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees payable by the Company in connection with this Agreement or the transactions contemplated hereby, including, without limitation, the Merger.

4.10 Parent and Merger Sub Information; Required Parent and Merger Sub Filings.  None of the information to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at the date the Proxy Statement is first mailed to the Company’s stockholders and at any time between the time the Proxy Statement is mailed to the stockholders of the Company and the time of the Company Stockholder Meeting (in each case after giving effect to any amendments or supplements to the Proxy Statement and any modifying or superseding statements filed, distributed or disseminated prior to such time), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement.

4.11 Solvency.  Assuming (i) satisfaction of the conditions set forth in Section 7.1 and Section 7.2, (ii) the accuracy of the representations and warranties of the Company set forth in Article 3 hereof, and (iii) that the Company is not Insolvent (as defined below) prior to the Effective Time, immediately after the Effective Time and after giving effect to any change in the Surviving Corporation’s assets and liabilities as a result of the Merger, the Surviving Corporation will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred liabilities beyond its ability to pay as they become due.  For purposes hereof, the Company will be deemed to be “Insolvent” if any of the conditions described in clause (i), (ii) or (iii) above are applicable to the Company on or prior to the Effective Time.

4.12 Financing.

(a) Parent has provided the Company with true, correct and complete copies of (i) the fully executed commitment letters, dated as of the date hereof (the “Debt Commitment Letters”), among Madison Capital Funding LLC, Golub Capital LLC, Ares Capital Corporation, Maranon Capital, L.P., Audax Mezzanine Fund III, L.P. and CFIG Polished Co-Invest SPV, LLC (each, a “Commitment Party” and, together with such Commitment Party’s Affiliates, successors and assigns, the “Financing Parties”), and Parent regarding the amounts set forth therein for the purposes of financing the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) the fully executed equity commitment letters, dated as of the date hereof (the “Equity Commitment Letters” and, together with the Debt Commitment Letters, the “Commitment Letters”), among the investors, the Guarantor, Parent and Merger Sub, regarding the proposed cash investments set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b) The Commitment Letters are in full force and effect and are the legal, valid and binding obligations of the Guarantor, Parent and Merger Sub and, to the Knowledge of Parent, of the other parties thereto, in accordance with the terms and conditions thereof, except that such enforceability may be limited by the Bankruptcy Exceptions.  None of the Commitment Letters has been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect.  There are no conditions precedent or other conditions, side agreements or other arrangements or understandings relating to the funding of the Financing or the terms thereof, other than the terms thereof set forth in the Commitment Letters.  No event has occurred or circumstance exists which would result in any breach or violation of or constitute a default (or an event or circumstance which with notice or lapse of time or both would become a default) by Parent or Merger Sub under the Commitment Letters.  Neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Commitment Letters will not be satisfied or that the Commitment Letters will not be available to Parent and Merger Sub on the Closing Date.  Parent has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters, if any, and has otherwise satisfied all of the other terms and conditions required to be satisfied pursuant to the terms of the Commitment Letters on or prior to the date hereof, and Parent will pay, or cause to be paid, when due all other commitment fees arising under the Commitment Letters as and when they become payable.  Parent and Merger Sub acknowledge that Parent’s or Merger Sub’s ability to obtain any financing prior to consummating the Merger is not a condition to Parent’s and Merger Sub’s obligation to consummate the Merger.

(c) Neither Parent, Merger Sub nor any of their Affiliates has (i) retained any financial advisor on a basis exclusive to Parent and/or Merger Sub and/or any such Affiliate or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt financing or, other than the Persons who are party to the Equity Commitment Letter, equity financing that would prevent or hinder such provider from providing or seeking to provide such debt financing to any third party in connection with a transaction relating to the Company or its Subsidiaries, in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this

Agreement.  Neither Parent, Merger Sub nor any of their Affiliates has caused or induced any Person to take any action that, if taken by Parent and/or Merger Sub, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.12(c).

4.13 Guarantee.  Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guarantee.  The Guarantee is in full force and effect, has been duly executed and delivered by the Guarantor, and constitutes a legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, except to the extent that the enforcement thereof may be limited by or subject to the Bankruptcy Exceptions.  The execution, delivery and performance by the Guarantor party to the Guarantee do not and will not violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Guarantor under any of the terms, conditions or provisions of (a) the Organizational Documents of the Guarantor, (b) any applicable Law or Order binding on the Guarantor or its assets or (c) any Contract to which the Guarantor is a party. The Guarantor has the financial capacity to pay and perform its obligations under the Guarantee, and all funds necessary for the Guarantor to fulfill its obligation under the Guarantee will be available to the Guarantor for so long as the Guarantee remains in effect.  No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

4.14 Interest in Competitors.  Neither Parent, Merger Sub, the Guarantor nor any of their respective associates (as defined under the HSR Act) own any interest in any Person that derives revenues from products, services or lines of business within the products, services or lines of business of the Company or any of its Subsidiaries that would reasonably be expected to have an adverse effect on the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement.

4.15 No Other Representation or Warranties.  Except for the representations and warranties contained in this Article IV, neither Parent, Merger Sub, nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with this Agreement or the transactions contemplated by this Agreement.  Parent acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries that Parent and its Representatives have desired or requested to review, and that Parent and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries.  Parent acknowledges that neither the Company, any of its Subsidiaries nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available to Parent and its Representatives except as expressly set forth in Article III (which includes the Company Disclosure Letter), and neither the Company, any of its Subsidiaries nor any other Person shall be subject to any liability or any indemnification or other obligation to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in any virtual or actual “data room,” management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement.  Without limiting the foregoing, neither the Company, any of its Subsidiaries nor any other Person makes any representation or warranty to Parent with respect to any financial projection or forecast relating to the Company and its Subsidiaries.  Notwithstanding the foregoing, nothing in this Section 4.15 shall relieve any Person of liability for fraud or in any way modify, limit or prevent Parent or Merger Sub from relying on the representations and warranties of the Company set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.  Except for matters set forth in Section 5.1 of the Company Disclosure Letter, or as specifically provided in this Agreement, as required by applicable Law or as subsequently consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct their respective businesses, in the ordinary and usual course consistent with past practice, and, to the extent consistent therewith, shall use its commercially reasonable efforts to (a) preserve intact its and its respective Subsidiaries’ present business organization and capital structure; (b) maintain in effect all material permits that are required for it or its Subsidiaries to carry on their respective businesses; and (c) maintain in all material respects the current relationships with customers, suppliers and other Persons with which it or its Subsidiaries have significant business relationships, including, without limitation, paying its respective obligations, including capital expenditures and other accounts payable, in the ordinary course of business consistent with past practice.

5.2 Company Restrictions.  Without limiting the generality of Section 5.1 hereof, and except for matters set forth in Section 5.1 of the Company Disclosure Letter, or as required by applicable Law or as contemplated by or specifically provided in this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall not permit its Subsidiaries to:

(a) adopt any change in an Organizational Document of the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise);

(b) merge or consolidate the Company or any of its Subsidiaries with any Person or otherwise alter through liquidation, reorganization, reclassification, recapitalization, restructuring or in any other fashion the corporate or capital structure or ownership of the Company or any of its Subsidiaries (other than the Merger);

(c) sell, lease, license, transfer or otherwise dispose of an amount of assets or securities, including by merger, consolidation, asset sale or other business combination

(including by formation of a material Company joint venture) that is material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, other than (i) such transactions solely among the Company and/or its wholly-owned Subsidiaries, (ii) sales or other dispositions of products or services provided by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, (iii) sales of obsolete assets in the ordinary course of business consistent with past practice, (iv) leases, subleases and licenses of real property and voluntary terminations or surrenders of real property leases, subleases and licenses, in each case, in the ordinary course of business consistent with past practice, (v) sales, leases or other dispositions of assets not included in clauses (i) through (iv) above with a fair market value not in excess of $375,000 in the aggregate or (vi) pursuant to existing agreements in effect prior to the execution of this Agreement and listed on Section 5.2(c) of the Company Disclosure Letter;

(d) (i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of the Company’s stock (other than repurchases of Company Shares in the ordinary course of business to satisfy obligations under existing dividend reinvestment or employee benefit plans or pursuant to the existing terms of the Company Stock Plan or any Company Options);

(e) (i) make any acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation or other business combination (including by formation of a material Company joint venture) or (ii) make any property transfers or purchases of any property or assets from any Person (other than acquisitions of inventory and other assets in the ordinary course of business consistent with past practice), in each case, other than (A) such transactions solely among the Company and/or wholly-owned Subsidiaries of the Company, (B) such transactions with a value less than $500,000 in the aggregate or (C) as permitted under Section 5.2(h);

(f) other than in connection with repayments with respect to existing credit facilities, overnight borrowings and letters of credit in the ordinary course of business consistent with past practice, redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, indebtedness for borrowed money or enter into or amend any existing capital lease, conditional sale, swap, derivative or hedging or similar agreement, or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any Person, other than the incurrence, assumption or guarantee of indebtedness (i) among the Company and/or any of its wholly-owned Subsidiaries, (ii) under the Credit Agreement, (iii) in the ordinary course of business consistent with past practice or (iv) indebtedness not included in clauses (i) through (iii) above less than $500,000 in the aggregate;

(g) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $500,000 in the aggregate for all such loans, advances, contributions and investments, except (i) for transactions solely among the Company and/or wholly owned Subsidiaries of the Company, (ii) as required by existing Contracts set forth in

Section 5.2(g) of the Company Disclosure Letter or any Material Contract or (iii) in the ordinary course of business consistent with past practice;

(h) authorize any capital expenditures, other than (i) during any calendar quarter, expenditures in an amount up to 115% of capital expenditures provided for the applicable calendar quarter in the Company’s budgets for fiscal year 2012 or 2013, as applicable (copies of which have been made available to Parent) or (ii) expenditures in connection with the repair or replacement of assets destroyed or damaged due to casualty or accident (whether or not covered by insurance);

(i) mortgage or pledge any of its material assets, tangible or intangible, or create, assume or suffer to exist any Lien thereupon (other than Permitted Liens), other than in the ordinary course of business or in connection with any financing activities not prohibited by Section 5.2(f) hereof;

(j) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement or amend or modify in any material respect or terminate any Material Contract;

(k) except as provided in clauses (i)-(iv) below or for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, issue, grant, sell, transfer, pledge, dispose of or encumber, or authorize the issuance, grant, sale, transfer, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable for, any such shares or ownership interest, or any rights, warrants or options to acquire, or with respect to, any such shares of capital stock, ownership interest or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable options outstanding on the date hereof), other than (i) issuances of Company Restricted Shares and grants of Company Options in the ordinary course of business as set forth in Section 5.2(k) of the Company Disclosure Letter, which shall be consistent with past practices pursuant to offer letters or other agreements outstanding as of the date hereof, (ii) issuances of Company Shares in respect of any exercise of Company Options and settlement of any other stock-based awards outstanding on the date hereof as set forth in Section 3.2 of the Company Disclosure Letter, or as may be granted after the date hereof pursuant to clause (i), (iii) the sale of Company Shares pursuant to the exercise of Company Options, if necessary, to effectuate an optionee direction upon exercise or for withholding of Taxes, or (iv) the acquisition of Company Shares from a holder of a Company Option, Company Restricted Shares or any other stock-based award in satisfaction of Tax withholding obligations or in payment of the exercise price;

(l) except as required by the terms of Company Benefit Plans or the Company Foreign Plans in effect prior to the date of this Agreement, pursuant to Section 6.6, or as otherwise required by applicable Law, (i) increase the compensation (including salary and bonus), severance or other benefits payable or provided to the Company’s directors or officers, employees, consultants or independent contractors, whether past or present other than increases in the ordinary course of business consistent with past practice, (ii) enter into any employment, consulting, change of control, severance or retention agreement or similar Contract with any employee, officer, director or consultant of the Company (except (A) for employment agreements entered into in the ordinary course of business consistent with past practice and terminable on less than 30 days’ notice without penalty or cost to the Company or any Subsidiary, (B) for severance agreements entered into with employees in the ordinary course of business in connection with terminations of employment or (C) in connection with new hires in the ordinary course of business who have an annual base salary of less than $150,000), (iii) hire any new employee, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary not to exceed $150,000 in the aggregate, or (iv) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any of its Subsidiaries or any of their beneficiaries, other than administrative amendments of Company Benefit Plans or Company Foreign Plans, the costs of which are immaterial to the Company;

(m) (i) make or change any material Tax election; (ii) adopt or change any material method of Tax accounting; (iii) settle or compromise any material Tax liability for an amount materially in excess of the amount reserved with respect thereto in the most recent financial statements of the Company (or the notes thereto); (iv) file any amended Tax Return, enter into any closing agreement, surrender any right to claim a refund of Taxes, fail to pay any Tax as such Tax becomes due and payable, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (v) file any Tax Return other than in a manner consistent with practice except as required by change in applicable Law;

(n) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by a change in GAAP or Law;

(o) enter into or commit to enter into any lease involving payments by the Company of more than $500,000 annually;

(p) terminate, cancel or materially modify, or enter into any material new, line of business;

(q) settle, compromise or otherwise resolve any disputed claim or disputed liability, any material litigation, arbitration or other legal proceeding or any other material controversy, in each case other than in an amount involving not more than $200,000 individually or $500,000 in the aggregate;

(r) waive, relinquish, release, grant, transfer or assign any right with a value of more than $200,000 in any individual case or $500,000 in the aggregate or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company is a party as of the date of this Agreement;

(s) other than in the ordinary course of business, (i) abandon, permit to lapse or otherwise encumber or dispose of any material Intellectual Property owned or used by the Company or any of its Subsidiaries, or (ii) fail to use commercially reasonable efforts to maintain or protect in full force and effect any material Intellectual Property owned or used by the Company or any of its Subsidiaries (including protecting the confidentiality of trade secrets and other confidential and proprietary information);

(t) sell, assign, transfer, grant a license, option or other right or interest to any material Intellectual Property owned or used by the Company or any of its Subsidiaries (except for (A) the grant of non-exclusive licenses to Intellectual Property (other than trade secrets) to the Company's customers, distributors or sales representatives in the ordinary course of business) and (B) the renewal of existing Contracts in the ordinary course of business;

(u) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, in each case with respect to the Company, other than in connection with a Change of Recommendation;

(v) communicate with employees of the Company regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(w) terminate the employment of any officer or key employee of the Company other than for good reason or for reasonable cause; or

(x) authorize or agree to do any of the foregoing.

5.3 No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Subject to the terms and conditions set forth in this Agreement, including Section 6.1(c) and Section 6.5, each of the parties hereto agrees to cooperate and consult with the other and use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to help the other party to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under this

Agreement and applicable Laws to cause the conditions to Closing set forth in Article VII to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable all documentation (and the Proxy Statement), effecting all necessary applications, notices, petitions, filings and other documents, and obtaining all necessary permits, consents, waivers, clearances, approvals, authorizations, permits, Orders, consents of, or any exemptions by, all Governmental Entities, (ii) seeking all necessary or advisable consents of third parties to the transactions contemplated by this Agreement and (iii) using reasonable best efforts to cause the satisfaction, but not waiver, of the conditions to Closing of the other party or parties set forth in Article VII.  In particular, each of Parent and the Company will use its reasonable best efforts to obtain, and will use its reasonable best efforts to help the other obtain, as promptly as practicable, all approvals, authorizations, consents, clearances, exemptions, expirations or terminations of waiting periods required from all necessary Governmental Entities for the transactions contemplated by this Agreement, including, but not limited to, filings and notifications with respect to, and expiration or termination of any applicable waiting period under, the HSR Act and any other applicable competition or merger control Laws.  In furtherance and not in limitation of the foregoing, each party hereto agrees (A) to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable (and in any event within ten (10) Business Days) after the date hereof, and to request and use reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (B) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act.  Neither Parent, Merger Sub nor the Company shall agree or commit to delay or not to close any of the transactions contemplated by this Agreement without the express written consent of the other parties.

(b) Without limiting the generality of Section 6.1(a), each of the parties shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing, (ii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly informing the other of any communication received by the Company or Parent from any Governmental Entity regarding any of the transactions contemplated by this Agreement and of any communication received or given in connection with any legal, administrative, arbitral or other proceeding by a private party or any investigation, proceeding or other action by the NASDAQ or such other stock exchange on which the Company Common Stock is then listed or quoted, in each case regarding the transactions contemplated by this Agreement  and (iii) provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Entity, or with the NASDAQ (or such other stock exchange on which the Company Common Stock is then listed or quoted), and any other information supplied by such party and such party’s Subsidiaries to a Governmental Entity, or to the NASDAQ (or such other stock exchange on which the Company Common Stock is then listed or quoted), or received from such a Governmental Entity, or from the NASDAQ (or such other stock exchange on which the Company Common Stock is then listed or quoted), in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted (A) to remove references concerning valuation of the Company and (B) as necessary to comply with contractual arrangements.  Each party hereto shall, subject to applicable Law, permit counsel for the other parties reasonable opportunity to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity, or to the NASDAQ (or such other stock exchange on which the Company Common Stock is then listed or quoted), in connection with the transactions contemplated by this Agreement.  The parties agree not to participate, or to permit their Subsidiaries to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity, or with the NASDAQ (or such other stock exchange on which the Company Common Stock is then listed or quoted), in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, or the NASDAQ (or such other stock exchange on which the Company Common Stock is then listed or quoted), gives the other parties the opportunity to attend and participate.

(c) Notwithstanding anything to the contrary in the rest of this Section 6.1, Parent and Merger Sub shall take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation or other Law that may be asserted by any Governmental Entity or private party with respect to this Agreement so as to make effective as promptly as practicable the transactions contemplated by this Agreement and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the End Date.  The steps involved in the preceding sentence shall include, without limitation, (i) defending through Litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any party; (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent (including its Subsidiaries and Affiliates) or the Company, including entering into customary ancillary agreements relating to any such sale, divestiture or disposition of such assets or businesses; (iii) agreeing to any limitation on the conduct of Parent (including its Subsidiaries and Affiliates) or the Company; or (iv) agreeing to take any other action as may be required by a Governmental Entity in order (A) to obtain all necessary approvals, authorizations, consents, clearances, exemptions, or expirations or terminations of waiting periods as soon as reasonably possible, and in any event before the End Date, (B) to avoid the entry of, or to have vacated, lifted, dissolved, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect in any Litigation and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, or (C) to effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the End Date.  Parent shall not, and shall cause each of its Subsidiaries and Affiliates not to, take any action which is intended to or which would reasonably be expected to affect adversely the ability of any of the parties hereto to obtain (or cause delay in obtaining) any necessary approvals, authorizations, consents, clearances, exemptions, or expirations or terminations of waiting periods by any Governmental Entity required for consummation of the transactions contemplated by this Agreement, to perform its covenants and agreements under this Agreement, or to consummate the transactions contemplated by this Agreement.  Parent and the Company shall not, and shall not permit any of their Subsidiaries or Affiliates to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that would delay or make materially more difficult the obtaining of any approvals, authorizations, consents, clearances, exemptions, or expirations or terminations of waiting periods required for consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary in this Section 6.1, neither the Company nor any of its Representatives shall be prohibited under this Section 6.1 from taking any action permitted by Section 6.5.

(e) For purposes of this Section 6.1, the term Parent shall include the Guarantor.  Parent shall cause the Guarantor to comply with this Section 6.1 as if the Guarantor was a party to this Agreement.

6.2 Access to Information.

(a) Subject to applicable Law, from the date hereof until the Closing Date or the termination of this Agreement, the Company hereby agrees that it shall ensure that, upon reasonable notice, the Company and its Subsidiaries (i) will afford to Parent and its Representatives such reasonable access during normal business hours to its books, records, properties, personnel (but not including directors who are not employees of the Company), accountants and other professionals retained by the Company and to such other information as Parent may reasonably request (including for purposes of determining withholding obligations under Section 2.2(h)); and (ii) will furnish Parent such financial and operating data and other information with respect to the business and properties of the Company as the Company prepares and compiles for members of the Company Board in the ordinary course and as Parent may from time to time reasonably request.  All requests for access and information shall be coordinated through senior corporate officers of the Company.  The foregoing notwithstanding, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would in the reasonable judgment of the Company cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would in the reasonable judgment of the Company cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries (provided that the Company and Parent shall cooperate in good faith to design and implement alternative procedures to enable Parent to evaluate any such documents or other information without causing a waiver or loss of privilege) or would in the reasonable judgment of the Company constitute a violation of any applicable Law or contravene any applicable antitrust principles, nor shall Parent or any of its representatives be permitted to perform any on-site procedure (including any on-site environmental procedure) with respect to any property of the Company or any of its Subsidiaries without the prior written consent of the Company.  The Company shall furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company.

(b) Parent agrees that it will not, and will cause its Representatives not to, use any information obtained from the Company or its Representatives in connection with the transactions contemplated by this Agreement for any competitive purpose or other purpose unrelated to the consummation of such transaction in accordance with the Confidentiality Agreement, dated May 25, 2012, by and between the Company and Linden Manager II L.P. (the “Confidentiality Agreement”).  Parent will treat as strictly confidential all information provided to it by or on behalf of the Company in connection with the matters contemplated hereby in accordance with the Confidentiality Agreement.

6.3 Company Stockholder Meeting; Approval.

(a) As promptly as practicable after the date of this Agreement (but in no event later than the later of (i) ten (10) Business Days following the date of this Agreement and (ii) three (3) Business Days after Parent and Merger Sub shall have provided to the Company all of the information regarding Parent and Merger Sub reasonably requested by the Company for inclusion in the Proxy Statement), the Company shall prepare and file with the SEC the Proxy Statement in connection with the Merger, and the parties will file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby.  Each of Parent and Merger Sub shall promptly furnish in writing to the Company all information concerning Parent and Merger Sub that is required by applicable Law to be included in the Proxy Statement so as to enable the Company to comply with its obligations under this Section 6.3.  Each of Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Merger Sub that is necessary to include in the Proxy Statement in order to satisfy applicable Law.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its directors, officers, employees, Affiliates, agents or other representatives for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect.  The Company shall take all steps reasonably necessary to cause, as promptly as practicable, the Proxy Statement, as so corrected, to be filed with the SEC and mailed to the Company’s stockholders as and to the extent required by applicable Law.  Except as otherwise provided in Section 6.5 or to the extent that the Company Board determines in good faith (after consultation with outside legal counsel to the Company) that to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law, the Proxy Statement shall include the Recommendation.  Unless the Company Board shall have effected a Change of Recommendation in accordance with Section 6.5, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Proxy Statement prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as promptly as reasonably practicable).  Unless the Company Board shall have effected a Change of Recommendation in accordance with Section 6.5, the Company shall provide in writing to Parent, Merger Sub and their counsel any and all comments or other communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after such receipt, and unless the Company Board shall have effected a Change of Recommendation in accordance with Section 6.5, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel) and to participate in any discussions with the SEC or its staff regarding any such comments.  Unless the

Company Board shall have effected a Change of Recommendation in accordance with Section 6.5, if at any time prior to receipt of the Requisite Stockholder Vote there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly notify Parent, Merger Sub and their counsel of such event and the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to the filing thereof with the SEC or the mailing thereof to the Company’s stockholders, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon promptly as reasonably practicable).  As promptly as practicable after the later of the Proxy Statement Clearance Date or the Solicitation Period End-Date, the Company shall mail to the Company’s stockholders the Proxy Statement and all other proxy materials required to be mailed therewith.  The “Proxy Statement Clearance Date” shall mean the date on which the staff of the SEC has, orally or in writing, confirmed to the Company or its counsel that it has no further comments on the Proxy Statement (or, if the staff of the SEC has not informed the Company that it intends to review the Proxy Statement, the first date following the tenth calendar day following the filing of the preliminary Proxy Statement).

(b) As promptly as practicable following the later of the Proxy Statement Clearance Date or the Solicitation Period End-Date (or at any earlier time selected by the Company in its discretion), the Company shall establish a record date (the “Record Date”) for, duly call and give notice of a special meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Requisite Stockholder Vote, regardless of whether the Company Board shall have effected a Change of Recommendation, unless this Agreement is validly terminated pursuant to and in accordance with Article VIII.  The Company Stockholder Meeting shall be held promptly (and in no event later than forty (40) days) following the later of the Proxy Statement Clearance Date or the Solicitation Period End-Date.  The Company shall, through the Company Board, make the Recommendation; provided that the Company Board may withdraw or modify the Recommendation to the extent permitted under Section 6.5.  Unless the Company Board shall have made a Change of Recommendation in accordance with Section 6.5, (i) the Company shall use all reasonable lawful efforts to solicit from the Company’s stockholders proxies in favor of the approval of this Agreement and shall take all other reasonable lawful action necessary or advisable to secure the Requisite Stockholder Vote, and (ii) without limiting the foregoing, the Company shall retain a proxy solicitation firm reasonably acceptable to Parent for the purpose of soliciting from the Company’s stockholders proxies in favor of the approval of this Agreement.  Once the Company Stockholder Meeting shall have been called and noticed, the Company shall not postpone or adjourn the Company Stockholder Meeting without the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed (except that the Company may postpone or adjourn the Company Stockholder Meeting without such consent (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional votes to secure the Requisite Stockholder Vote, (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company believes in good faith, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting or (D) if the Company Board shall have determined in good faith, after consultation with outside legal counsel, that a failure to so postpone, adjourn or otherwise delay the Company Stockholder

Meeting would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law).  After the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by applicable Law.

(c) Parent, Merger Sub and their respective Affiliates shall vote or cause to be voted all Company Shares beneficially owned by them in favor of approval of this Agreement and the Merger at the Company Stockholder Meeting.

6.4 Stock Exchange De-listing.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Shares from NASDAQ and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.5 Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until the Solicitation Period End-Date, the Company and its Representatives shall have the right, directly or indirectly, to (i) solicit, initiate, facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, an Acquisition Proposal, including by way of providing access to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries and access to non-public information pursuant to one (1) or more Acceptable Confidentiality Agreements (but only pursuant to Acceptable Confidentiality Agreements); provided that the Company shall promptly (and in any event within forty-eight (48) hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided or made available to any Person and that was not previously provided or made available to Parent; and (ii) continue, enter into and maintain discussions or negotiations with respect to Acquisition Proposals or other proposals that could lead to Acquisition Proposals, or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations.  For purposes of this Agreement, “Solicitation Period End-Date” means 11:59 p.m. (CST) on the date that is forty (40) days after the date of this Agreement.  Parent shall not, and shall cause each of Merger Sub and each of their respective Affiliates not to, actively interfere with or prevent the participation of any Person, including any officer or director of the Company or any of its Subsidiaries and any bank, investment bank or other potential provider of debt or equity financing, in negotiations and discussions permitted by this Section 6.5.

(b) Except as expressly permitted by Section 6.5(c), (i) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, on the Solicitation Period End-Date, immediately cease any existing solicitations, discussions or negotiations with any Persons (other than any Excluded Party) that may be ongoing with respect to any Acquisition Proposals or any proposal reasonably likely to result in an Acquisition Proposal (and the Company shall request that all copies of all non-public information it or its Subsidiaries or their respective Representatives have distributed or made available since the date hereof to Persons (other than any Excluded Party) in connection with their consideration of any Acquisition Proposal (other than with respect to Parent and its Affiliates), be promptly destroyed or returned to the Company (subject to the exceptions set forth in any applicable confidentiality agreement)) and cause any physical or virtual data room to no longer be accessible to or by any Person, other than Parent and its Affiliates and any Excluded Party, and (ii) from the Solicitation Period End-Date until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, (A) initiate, solicit or knowingly encourage, facilitate or assist any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or provide any non-public information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries, (C) enter into any other acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto or any other agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, other than, in each case, to request information from the Person making any such proposal or offer for the sole purpose of the Company Board informing itself about the proposal or offer that has been made and the Person that made it or to notify any Person of the Company’s obligations under this Section 6.5.  Notwithstanding the foregoing, the Company may continue to take any of the actions described in clauses (A), (B), (C) and (D) above from and after the Solicitation Period End-Date with respect to any Excluded Party.  For purposes of this Agreement, “Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End-Date constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End-Date and prior to the termination of this Agreement) (including, with respect thereto, their Representatives) from whom the Company or any of its Representatives has received prior to the Solicitation Period End-Date a written Acquisition Proposal that the Company Board determines in its good faith judgment prior to the Solicitation Period End-Date, after consultation with its independent financial advisor and outside counsel, is bona fide.  Within two (2) Business Days following the Solicitation Period End-Date, the Company shall deliver to Parent a list of all Excluded Parties (excluding their respective Representatives).

(c) From and after the date of this Agreement, the Company shall promptly notify Parent after it or any of its Subsidiaries has received any request for discussions or negotiations, any request for access to the properties or books and records of the Company or any of its Subsidiaries of which the Company or any of its Subsidiaries or any of their respective Representatives is or has become aware, or any request for information relating to the Company or any of its Subsidiaries, in each case, in connection with an Acquisition Proposal or any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or a potential Acquisition Proposal or any amendments to the financial or material terms of the foregoing.  Such notice to Parent shall indicate the identity of the Person making such proposal or request and the material terms and conditions of such proposal, if any (including but not limited to pricing terms, financial terms, proposed timing, fees, net cash to be assumed, required diligence, and form of proposed transaction).  The Company shall keep Parent reasonably informed on a current basis (and in any event within twenty-four (24) hours) of the status of any material developments regarding any such Acquisition Proposal or any change to the financial or other material terms of any such Acquisition Proposal within twenty-four (24) hours after the receipt thereof.  Notwithstanding Section 6.5(b) but without limiting the actions permitted by Sections 6.5(a) and 6.5(b) and subject to complying with Section 6.5(b) (including the right to maintain discussions and negotiations with Excluded Parties), if, prior to the time the Requisite Stockholder Vote is obtained, the Company receives a bona fide written Acquisition Proposal from any Person that did not result from a breach of any provision of this Section 6.5 and that the Company Board concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, (i) the Company and its Representatives may provide access and non-public information with regard to the Company and its Subsidiaries in response to a request therefore by such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement (a copy of which the Company shall promptly (but in any event within twenty-four (24) hours) provide to Parent following execution thereof); provided that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub, and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person, in each case, provided that the Company Board concludes in good faith, after consultation with its outside legal counsel, that failure to take such action described in the foregoing clauses (i) or (ii) would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(d) Except as set forth in this Section 6.5(d), neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, change, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, change, amend or modify), in any manner adverse to Parent, the Recommendation with respect to the Merger, make any public statement in connection with the Recommendation or in reference to an Acquisition Proposal that is inconsistent with the Recommendation and in any manner adverse to Parent, or fail to include the Recommendation in the Proxy Statement (any of the foregoing, a “Change of Recommendation”), or adopt, approve or recommend (publicly or otherwise), or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, or cause or permit the Company to enter into any Alternative Acquisition Agreement, or fail to make or reaffirm the Recommendation within four (4) Business Days following Parent’s written request to do so following receipt of an Acquisition Proposal.  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Stockholder Vote is obtained, the Company Board may effect a Change of Recommendation (and, in the case of the following clause (y), terminate this Agreement pursuant to Section 8.1(d)(ii) and enter into an Alternative Acquisition Agreement) if (x) a material event, fact, development or occurrence affecting the business, assets or operations of the Company (but not relating to an Acquisition Proposal) that was neither known nor reasonably foreseeable to the Company Board as of the date of this

Agreement becomes known to the Company Board that the Company Board determines in good faith, after consultation with outside legal counsel, that a failure to effect a Change of Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law (an “Intervening Event”) or (y) if the Company receives an Acquisition Proposal that is a binding, written offer capable of acceptance that the Company Board concludes in good faith, after consultation with its independent financial advisor and outside counsel, constitutes a Superior Proposal; provided that, in order to effect a Change of Recommendation under either clause (x) or (y) or terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal:

(i) the Company Board determines in good faith, after consultation with its independent financial advisor and outside counsel, that failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law and the Company shall have complied with its obligations under this Section 6.5;

(ii) the Company shall have provided prior written notice to Parent, at least four (4) days in advance of making such Change of Recommendation or such termination (such period, the “Negotiation Period”), advising Parent of the intention to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d)(ii), which notice shall state the basis for the Change of Recommendation or termination and, in the case of a Superior Proposal, the identity of the party making such Superior Proposal and the material terms thereof and include copies of the final forms of all relevant documents relating to such Superior Proposal;

(iii) during the Negotiation Period, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith with respect to changes to the terms and conditions of this Agreement or the transactions contemplated hereby (or as to other proposals made by Parent); and

(iv) after so negotiating with Parent and Merger Sub during the Negotiation Period, the Company Board shall have considered in good faith any and all changes to this Agreement and the transactions contemplated hereby offered by Parent (or other proposals made by Parent), and shall have concluded, after consultation with its independent financial advisor and outside legal counsel, (A) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal even if such changes or other proposals were to be given effect; provided that, if any material amendment or material revision is made to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent with respect to each successive material amendment or material revision and to comply with the requirements of this Section 6.5 (including Section 6.5(e)) with respect to such new written notice, and the Negotiation Period shall recommence (except that the Negotiation Period shall be reduced from four (4) days to two (2) days), or (B) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to an Intervening Event, that such changes would not obviate the need for a Change of Recommendation in response to such Intervening Event.

(e) Nothing contained in this Section 6.5 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act, or (ii) complying with its disclosure obligations if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose would reasonably be expected to be inconsistent with its obligations under applicable Law.  For avoidance of doubt, nothing set forth in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board from issuing a “stop, look and listen” statement or other communication pending disclosure of its position, as contemplated by Rule 14e-2 or Rule 14d-9 under the Exchange Act

(f) The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 6.5 by any Representatives of the Company or any of its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 6.5 by the Company.

6.6 Employee Matters.

(a) Subject to Section 6.6(d) and to the extent allowed under applicable Law, Parent shall, and shall cause the Company and its Subsidiaries to, honor all Company Benefit Plans and Company Foreign Plans.  During the period beginning at the Effective Time and for a period of twelve months following the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Company and its Subsidiaries to, provide to each current employee of the Company and its Subsidiaries and who remains so employed during such period and who is not covered by a written employment agreement (the “Company Employees”) compensation and benefits that are comparable, in the aggregate, to the compensation and benefits provided to such Company Employee immediately before the Effective Time, but excluding from such comparability requirements all equity-based compensation and benefits, change-in-control, retention or similar plans.  Parent shall, and shall cause the Company and its Subsidiaries to, provide Company Employees whose employment terminates during the Continuation Period with severance compensation and benefits at least at the levels such Company Employee would have become entitled to under the terms of the Company’s severance plans and policies set forth on Section 6.6(a) of the Company Disclosure Letter.

(b) For purposes of determining eligibility to participate and vesting (other than any equity plan or long-term incentive plans) and, with respect to any paid time off or severance benefits only, for purposes of determining levels of benefits, under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), Parent shall or shall cause each Company Employee to be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent such credit for such service under any similar Company Benefit Plan or Company Foreign Plan was recognized as of the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts to cause (i) each Company Employee to  be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan or Company Foreign Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) in the plan year in which the Effective Time occurs, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits and/or short- or long-term disability or life insurance benefits to any Company Employee (other than health care flexible spending account benefits, which are addressed in clause (iii) below), all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents as if such amounts had been paid in accordance with such New Plan and (iii) in the plan year in which the Effective Time occurs, for purposes of each New Plan providing health care flexible spending account benefits or dependent care flexible spending account benefits to any Company Employee, the Company or the Parent to take into account the contributions of such Company Employee and reimbursements received by such Company Employee under the Old Plan for the plan year in which the employee’s participation in the New Plan commences for purposes of determining the reimbursements that may be made to such employee under the New Plan; provided, however, that if the Old Plan and New Plan do not operate on the same plan year, the Company Employee’s participation in each Old Plan providing health care flexible spending account benefits or dependent care flexible spending account benefits shall continue for the remainder of the current plan year in which the Effective Time occurs.

(c) With respect to any Company Employees based outside of the United States, Parent’s obligations under this Section 6.6 shall be modified to the extent required to comply with applicable Laws.

(d) This Section 6.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.6, expressed or implied, is intended to confer upon any other Person who is not a party to this Agreement any rights or remedies of any nature whatsoever (including any third party beneficiary rights) under or by reason of this Section 6.6.  Nothing contained in this Section 6.6 or any other provision of this Agreement, whether express or implied, is intended to confer upon any Person who is not a party to this Agreement, including any Company Employee or any current or former director or consultant of the Company or any of its Subsidiaries, any right to continued employment, resumed employment or recall, any right to receipt or continued receipt of compensation or benefits, or any other rights of any kind or nature whatsoever.  Nothing contained in this Section 6.6 or any other provision of this Agreement, express or implied, shall constitute an establishment of or amendment to or any other modification of, or shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Company or any Company Subsidiary) from amending of terminating, any benefit or compensation plan, program, agreement, contract or arrangement.

6.7 Indemnification and Directors’ and Officers’ Insurance.

(a) Parent, the Surviving Corporation and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective articles of incorporation or bylaws or other Organizational Documents or in any Contract in effect on the date hereof shall survive the Merger and shall continue in full force and effect for a period of six (6) years.  For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of incorporation, bylaws or similar Organizational Documents as in effect immediately prior to the Effective Time or in any indemnification Contracts of the Company or its Subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Litigation pending or asserted or any claim made within such period shall continue until the disposition of such Litigation or resolution of such claim.  From and after the Effective Time, Parent shall cause the Company and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.7 without limit as to time.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs, fees or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any actual or threatened Litigation, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including matters, acts or omissions in connection with (i) the approval of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or (ii) such persons serving as an officer, director or other fiduciary in any entity or Company Benefit Plan if such service was at the request or for the benefit of the Company or any of its Subsidiaries), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Missouri Law and its Articles of Incorporation, Bylaws and any applicable Contracts in effect on the date hereof to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and required by any applicable Contracts; provided that, to the extent required by applicable Law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification by a court of competent jurisdiction) and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Missouri Law and the Company’s Articles of Incorporation, Bylaws and any applicable Contracts shall be made by independent counsel selected jointly by the Surviving Corporation and the Indemnified Parties.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.7(b), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 6.7(c) to pay for only one counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will reasonably cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by any Indemnified Party under this Section 6.7), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents in writing.  Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, then the provisions of this Section 6.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d) Prior to the Effective Time, the Company shall purchase a six-year, prepaid “tail” policy on the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement in respect of actions or omissions occurring prior to the Effective Time; provided that in no event shall the cost of such tail policy exceed 300% of the current annual premiums paid by the Company for such insurance; and provided, further, that if the cost of such insurance exceeds 300% of the current annual premiums paid by the Company for such insurance, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding 300% of the current annual premiums paid by the Company for such insurance.  The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect.

(e) Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.7.

(f) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other Organizational Documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification Contract, the MGBCL or otherwise.  The provisions of this Section 6.7 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.  After the Closing, the obligations of the Company and Parent under this Section 6.7 shall not be terminated, amended, repealed, revoked or modified in any manner which will adversely affect any Indemnified Party without the consent of the affected Indemnified Party.

(g) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7.

6.8 Section 16 Matters.  Prior to the Effective Time, Parent, Merger Sub and the Company shall each take all commercially reasonable steps as may be necessary or appropriate to cause any disposition of Company Shares or conversion of any derivative securities in respect of such Company Shares in connection with the consummation of the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 Takeover Laws.  The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Merger and the other transactions contemplated by this Agreement.

6.10 Publicity.  On the date hereof, the Company and Parent shall issue a press release substantially in the form of Exhibit D hereto.  Unless the Company Board shall have effected a Change of Recommendation in accordance with Section 6.5, Parent and the Company shall consult with each other before issuing any other press release or other public release or written announcement concerning the execution of this Agreement or concerning any of the transactions contemplated by this Agreement, including the Merger, and no other written public release or written announcement concerning such matters shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall, to the extent reasonably practicable, allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.11 Financing; Cooperation.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing as soon as reasonably practicable on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letters, (iii) comply with and satisfy all terms, covenants and conditions to funding set forth in the Commitment Letters and any definitive documents related to the Financing such that the Financing will be able to be consummated at or prior to the Effective Time, (iv) enforce its rights under the Commitment Letters and (v) consummate the Financing at or prior to the Effective Time.  Neither Parent nor Merger Sub shall terminate any Commitment Letter or reduce the amount of the Financing available thereunder.  Parent will furnish true, correct and complete copies of all such material definitive agreements relating the Financing to the Company promptly upon their execution if prior to the Effective Date.

(b) Parent shall keep the Company informed with respect to all material activity concerning the status of the Financing and shall give the Company prompt notice of any material adverse change with respect to such Financing.  Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, if at any time (i) any of the Commitment Letters shall expire or be terminated for any reason, (ii) any financing source that is a party to any Commitment Letter notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, (iii) any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or definitive agreements relating to the Commitment Letter or any material dispute or disagreement between or among the parties to the Commitment Letters or definitive agreements relating to the Commitment Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, or (iv) for any reason Parent or Sub no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Commitment Letters on the terms or within the timing described therein.  Parent shall not, and shall cause Merger Sub not to, amend, supplement, waive or otherwise modify or replace, or agree to amend, supplement, waive or otherwise modify or replace, the Commitment Letters in any manner prohibited by Section 6.11(c).  Upon any such amendment, supplement, waiver or modification or replacement of the Commitment Letters in accordance with Section 6.11(c) and this Section 6.11(b), the term “Commitment Letters,” “Debt Commitment Letters” or “Equity

Commitment Letters” shall mean the applicable Commitment Letters as so amended, supplemented or modified or replaced.

(c) Notwithstanding anything in this Agreement to the contrary, after the date of this Agreement but prior to the Effective Time, any Debt Commitment Letter may be amended, supplemented, modified, replaced or any provision thereof waived or superseded by written amendments to or agreements (in each case, whether by amendment, supplement, modification or superseding agreement, the “Alternative Commitment Letters”) replacing the existing Debt Commitment Letter, if and only if any such amendment, supplement, modification, waiver or replacement: (i) does not reduce (and could not have the effect of reducing) the aggregate amount of the Debt Financing to an amount that would cause Parent and Merger Sub to not have sufficient funds to pay the aggregate Merger Consideration and to pay all fees and expenses relating to the consummation of the Merger and the other transactions contemplated hereby on the Effective Date and (ii) does not impose and would not reasonably be expected to impose any new or additional conditions or otherwise expand, amend, or modify any of the conditions to the Debt Financing or that otherwise expands, amends or modifies any provisions in the Debt Commitment Letter or definitive documents relating thereto in a manner that does or would reasonably be expected to (A) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the date of the Closing or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters or definitive documents relating thereto.  In such event, (x) the term “Debt Commitment Letter” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question or that are amended, supplemented, modified, superseded or replaced in accordance with this Section 6.11(c) and any Alternative Commitment Letters entered into in accordance with this Section 6.11(c) to the extent then in effect, and (y) the term “Debt Financing” as used herein shall mean the debt financing contemplated by the Commitment Letters as amended, modified or superseded in accordance this Section 6.11(c).  Parent shall deliver to the Company a substantially complete, advance copy of any such amendment, supplement, modification, waiver or replacement at least 24 hours prior to execution (provided, that in no event shall such notice be delivered less than one Business Day prior to execution), and promptly deliver to the Company true, correct and complete copies of any such amendment, supplement, modification, waiver or replacement following execution.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions or within the timing contemplated in the Debt Commitment Letter or the Debt Commitment Letter shall be terminated or modified for any reason not in accordance with this Agreement (but without waiving any responsibility or liability for breach by Parent or Merger Sub of its obligations under this Agreement), then Parent shall use its reasonable best efforts to arrange to obtain Alternative Commitment Letters from alternative lenders in an amount sufficient to consummate the Merger.  The obligations under Sections 6.11(a) and (b) shall apply equally to any such Alternate Commitment Letters (including any new financing commitment).  Parent shall keep Company informed on a current basis in reasonable detail of the status of its efforts to arrange such Alternate Commitment Letters and shall, upon request, provide true and complete copies of all documents related to the Alternate Commitment Letters to the Company.

(e) Unless the Company Board shall have effected a Change of Recommendation in accordance with Section 6.5, the Company shall use its commercially reasonable efforts to, and shall cause each of its Subsidiaries to use their commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Representatives to use their commercially reasonable efforts to, provide all cooperation that is customary and reasonable in connection with the arrangement of the Debt Financing as may be reasonably requested in writing by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or require any non-continuing director, officer or employee of the Company or any of its Subsidiaries to execute any solvency certificate or similar document), including (i) participation in a reasonable number of meetings, due diligence sessions, lender presentations, “road shows” and sessions with ratings agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) furnishing Parent and its debt financing sources (including the Financing Parties) with such pertinent and customary information regarding the Company and its Subsidiaries, including information required under “know your customer” and anti-money laundering rules and regulations, all presently available financial statements and financial projections and other pertinent financial information required by the Debt Commitment Letter, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X or Regulation S-K under the Securities Act and of type and form customarily included in a registration statement on Form S-3 (or any applicable successor form) under the Securities Act, in each case reasonably requested in writing by Parent (other than information for which the Company is dependent on information to be provided by Parent to the Company to prepare such financial statements or projections or other information unless such information is provided to the Company by Parent in a timely and reasonable fashion), (iv) obtaining such consents, approvals and authorizations which shall be reasonably requested by Parent in connection with the Debt Financing and collateral arrangements in connection therewith, and (v) obtaining any intellectual property assignment agreements relating to the Company Owned Intellectual Property, and making all necessary filings with governmental registration agencies to update ownership title in and to effectuate the release of any security interests granted in the Company Owned Intellectual Property, in each case as reasonably requested in writing by Parent; provided, that, in each case, (A) none of the Company or any of its Subsidiaries or its representatives shall be required to pay (or agree to pay) any commitment or other fee, provide any indemnities or incur any liability in connection with the Debt Financing prior to the Effective Time and (B) no personal liability shall be imposed on the officers, directors, employees or agents involved.  Parent shall promptly, upon request by the Company, reimburse the Company and its Representatives for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by them in connection with the cooperation of the Company, its Subsidiaries and their respective Representatives contemplated by this Section 6.11.  Parent and Merger Sub shall jointly and severally indemnify, defend and hold harmless the Representatives of the Company and its Subsidiaries, subject to Section 6.7, from and against any and all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions undertaken pursuant to this Section 6.11.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Vote.  The Requisite Stockholder Vote shall have been obtained.

(b) No Injunctions or Restraints; Illegality.  No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or otherwise makes illegal the consummation of the Merger, and no Order shall have been enacted, issued, promulgated, enforced or entered by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect which prohibits or renders illegal the consummation of the Merger; provided, however, that the parties shall have the complied with their obligations under Section 6.1 to cause any such Law or Order to be challenged, overturned, vacated or lifted or ameliorate the effects thereof.

(c) Regulatory Approvals.  Any waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated (the “HSR Condition”).

7.2 Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties of the Company.  All of the representations and warranties of the Company in this Agreement other than the representations and warranties set forth in Sections 3.1, 3.2, 3.4(a), 3.4(b) and 3.16 (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect.  Each representation and warranty of the Company set forth in Sections 3.1, 3.4(a), 3.4(b) and 3.16 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date.  Each representation and warranty of the Company set forth in Section 3.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, except where the failure to be so true and correct would not result in the payment by Parent or the Surviving Corporation of aggregate Merger Consideration in excess of $500,000 over the aggregate Merger Consideration that would have been payable by Parent or the Surviving Corporation in the absence of such failure to be true and correct.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all of its obligations to be performed by it under this Agreement at or prior to the Closing Date.

(c) Absence of Material Adverse Effect.  Since the date of this Agreement, there shall have been no condition, circumstance, event, change, occurrence, state of facts or effect that has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) SEC Filings.  The Company shall have filed all Company Reports that are required to (i) be filed with the SEC prior to the Effective Time and (ii) include financial statements.

(e) FIRPTA Certificate.  The Company shall deliver to Parent an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(f) Officer’s Certificate.  The Company shall have furnished Parent with a certificate dated the Closing Date and signed on its behalf by an executive officer to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or valid waiver (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties of Parent and Merger Sub.  All of the representations and warranties of Parent and Merger Sub in the Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all of its obligations to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate.  Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date and signed on its behalf by an executive officer to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

7.4 Frustration of Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3 to be satisfied if such failure was caused by such party’s failure to act in good faith or use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Articles I and II and Section 6.1.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time by action taken or authorized by the board of directors of the terminating party or parties, whether before or after obtaining the Requisite Stockholder Vote:

(a) by mutual written consent of the Company, on the one hand, and Parent, on the other hand;

(b) by written notice by either the Company, on the one hand, or Parent, on the other hand, if the Effective Time shall not have occurred by 11:59 p.m. CST on March 29, 2013 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 8.1(b);

(c) by written notice by either the Company, on the one hand, or Parent, on the other hand, if any Order permanently enjoining, restraining or otherwise prohibiting the Merger exists and such Order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used the efforts required by Section 6.1 hereof to remove such Order; provided further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose breach of any provision of this Agreement results in an Order permanently enjoining, restraining or otherwise prohibiting the Merger;

(d) by the Company by written notice:

(i) prior to the Effective Time, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform results in any of the conditions set forth in Section 7.1 or 7.3 not being satisfied and is not curable or, if curable, has not been cured within the earlier of (A) the End Date or (B) twenty (20) Business Days after written notice thereof has been given to Parent or Merger Sub by the Company; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied;

(ii) at any time prior to the Requisite Stockholder Vote is obtained, if the Company Board determines that there is a Superior Proposal; provided that the Company shall have (A) complied with all provisions of Section 6.5 and (B) simultaneously with such termination paid all amounts due to Parent and Merger Sub pursuant to Section 8.2(a)(iii);

(iii) if the Company Stockholder Meeting shall have been held and completed and the Requisite Stockholder Vote shall not have been obtained at such Company Stockholder Meeting or at any adjournment, postponement or recess thereof;

provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(d)(iii) if the failure to obtain the Requisite Stockholder Vote shall have been primarily caused by the Company’s material breach of its obligations in Section 6.1, Section 6.3(a), Section 6.3(b), Section 6.5 or Section 6.9 which breach is not curable or, if curable, has not been cured within ten (10) Business Days after written notice thereof has been given to the Company by Parent; or

(iv) if (A) all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied at such time, or the failure of which to be satisfied, is caused by a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement), (B) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing, and (C) Parent and Merger Sub have failed to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 1.2.

(e) by Parent, by written notice, at any time prior to the time the Requisite Stockholder Vote is obtained, if:

(i) the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform results in any of the conditions set forth in Section 7.2(a) or 7.2(b) not being satisfied and is not curable or, if curable, has not been cured within the earlier of (A) the End Date or (B) twenty (20) Business Days after written notice thereof has been given to the Company by Parent or Merger Sub; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied;

(ii) (A) the Company Board or any committee thereof shall have effected a Change of Recommendation, or publicly proposed to effect a Change of Recommendation, or approved, endorsed or recommended, or publicly proposed to approve, endorse or recommend, any Acquisition Proposal, (B) any member of the Company Board shall have publicly stated that such member opposes the Merger, (C) any member of the Company Board shall have required the inclusion in the Proxy Statement or any other filing made by the Company with the SEC a statement to the effect that such member opposes the Merger, or (D) the Company shall have breached any of its obligations under Section 6.5 (other than immaterial or inadvertent breaches thereof not intended to result in an Acquisition Proposal); or

(iii) the Company Stockholder Meeting shall have been held and completed and the Requisite Stockholder Vote shall not have been obtained at such Company Stockholder Meeting or at any adjournment, postponement or recess thereof; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(e)(iii) if there has been a breach of Section 6.3(c); provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(e)(iii) if the failure to obtain the Requisite Stockholder Vote shall have been primarily caused by Parent’s or Merger Sub’s material breach of its obligations in Section 6.1, Section 6.3(a) or Section 6.9 which breach is not curable or, if curable, has not been cured within ten (10) Business Days after written notice thereof has been given to Parent by the Company.

8.2 Termination Fee.

(a) If this Agreement is terminated:

(i) (A) pursuant to Sections 8.1(d)(iii), 8.1(e)(i) (other than as provided in Section 8.2(a)(iv)), 8.1(e)(ii)(D) or 8.1(e)(iii), (B) any Person shall have delivered to the Company or publicly disclosed an Acquisition Proposal (substituting “66.67%” with respect to shares and “50%” with respect to assets in the definition of Acquisition Proposal, a “Qualifying Acquisition Proposal”), and not withdrawn such Qualifying Acquisition Proposal, prior to the date of the termination of this Agreement pursuant to clause (A) above, and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement with respect to any Qualifying Acquisition Proposal or consummates the transactions contemplated by a Qualifying Acquisition Proposal prior to the termination of this Agreement pursuant to clause (A) above, then the Company shall, on the date such Qualifying Acquisition Proposal is consummated, pay or cause to be paid an amount equal to $10,989,000 (the “Company Termination Fee”) (less any Reimbursable Expenses previously reimbursed under Section 8.4(a)) to Parent by wire transfer of same day funds to one or more accounts designated by Parent;

(ii) (A) pursuant to Section 8.1(b), (B) any Person shall have delivered to the Company or publicly disclosed a Qualifying Acquisition Proposal, and not withdrawn such Qualifying Acquisition Proposal, prior to the date of the termination of this Agreement pursuant to clause (A) above, and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement with respect to any Qualifying Acquisition Proposal or consummates the transactions contemplated by a Qualifying Acquisition Proposal prior to the termination of this Agreement pursuant to clause (A) above, then the Company shall, on the date such Qualifying Acquisition Proposal is consummated, pay or cause to be paid the Company Termination Fee (less any Reimbursable Expenses previously reimbursed under Section 8.4(a)) to Parent by wire transfer of same day funds to one or more accounts designated by Parent;

(iii) by the Company pursuant to Section 8.1(d)(ii), the Company shall pay the Company Termination Fee to Parent on or prior to the date of such termination by wire transfer of same day funds to one (1) or more accounts designated by Parent; provided, that if such termination occurs prior to the Solicitation Period End-Date on account of a Superior Proposal by a Person that is an Excluded Party, then the Company shall pay to Parent an amount equal to $5,494,000 (the “Excluded Party Fee”), instead of the Company Termination Fee, on or prior to the date of such termination by wire transfer of same day funds to one (1) or more accounts designated by Parent;

(iv) by Parent pursuant to Section 8.1(e)(ii)(A), (B) or (C), the Company shall pay the Company Termination Fee (less any Reimbursable Expenses previously reimbursed under Section 8.4(a)) to Parent within two (2) Business Days after the date of such termination by wire transfer of same day funds to one (1) or more accounts designated by Parent; provided, that if such termination occurs prior to the Solicitation Period End-Date on account of a Superior Proposal by a Person that is an Excluded Party, then the Company shall pay to Parent an amount equal to the Excluded Party Fee (less any Reimbursable Expenses previously reimbursed under Section 8.4(a)), instead of the Company Termination Fee, within two (2) Business Days after the date of such termination by wire transfer of same day funds to one (1) or more accounts designated by Parent; or

(v) by the Company pursuant to Sections 8.1(d)(i) or 8.1(d)(iv), then Parent shall promptly, but in no event later than two (2) Business Days, after the date of such termination, pay or cause to be paid to the Company or its designees an amount equal to $18,838,000 (the “Parent Termination Fee”) by wire transfer of same day funds to one (1) or more accounts designated by the Company.

For the avoidance of doubt, in no event shall (x) the Company be required to pay the Excluded Party Fee or Company Termination Fee (A) on more than one (1) occasion or (B) if, at the time this Agreement is terminated, this Agreement could have been terminated by the Company pursuant to Sections 8.1(c) or (d)(i) or (y) Parent be required to pay the Parent Termination Fee (A) on more than one (1) occasion or (B) if, at the time this Agreement is terminated, this Agreement could have been terminated by Parent pursuant to Sections 8.1(c) or (e)(i).

(b) The Company and Parent acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement.  Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.2(a), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in Section 8.2(a) or any portion of such fee, then the Company shall pay to Parent or Merger Sub its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment; provided, however, that if Parent or Merger Sub fails to prevail in any such suit, then Parent shall promptly pay the Company’s costs and expenses (including reasonable attorney’s fees) in connection therewith.  Further, if Parent fails to promptly pay the amount due pursuant to Section 8.2(a), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee set forth in Section 8.2(a) or any portion of such fee, then Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment; provided, however, that if the Company fails to prevail in any such suit, then the Company shall promptly pay Parent’s costs and expenses (including reasonable attorney’s fees) in connection therewith.

(c) Notwithstanding any of the other terms of this Agreement (except for an order of specific performance as and only to the extent expressly permitted by Section 9.11), Parent’s right to receive payment of the amounts due pursuant to Section 8.2(a) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates against the Company or any of its Affiliates or stockholders for failure to consummate the transactions contemplated by this Agreement in connection with any proper termination of this Agreement under Sections 8.1(b), 8.1(d)(ii), 8.1(d)(iii) or 8.1(e) and for any losses suffered under this Agreement in connection therewith and shall constitute liquidated damages and full satisfaction of the Company’s and any of its Affiliate’s or stockholder’s liabilities and obligations under this Agreement as a result thereof.

(d) Notwithstanding any of the other terms of this Agreement (except for an order of specific performance as and only to the extent expressly permitted by Section 9.11), the Company’s right to receive payment of the amounts due pursuant to Section 8.2(a) shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub or any of their respective Affiliates or equityholders for failure to consummate the transactions contemplated by this Agreement in connection with any proper termination of this Agreement under Sections 8.1(b), 8.1(d)(i) or 8.1(d)(iv) and for any losses suffered under this Agreement in connection therewith and shall constitute liquidated damages and full satisfaction of Parent’s, Merger Sub’s and any of their respective Affiliate’s or equityholder’s liabilities and obligations under this Agreement as a result thereof.

8.3 Effect of Termination.  If this Agreement is terminated pursuant to Section 8.1 hereof, then this Agreement shall forthwith become null and void, and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that the provisions of Sections 6.2(b), 8.2, 8.3, 8.4 and Articles IX and X hereof will survive the termination hereof; provided, however, that nothing herein shall relieve any party hereto from liability for fraud.

8.4 Fees and Expenses.

(a) In the event this Agreement is terminated pursuant to Section 8.1(d)(iii), Section 8.1(e)(i), Section 8.1(e)(ii) or Section 8.1(e)(iii) under circumstances in which the Company Termination Fee or Excluded Party Fee is not then payable pursuant to Section 8.2, if at all, then the Company shall reimburse Parent for all of its Reimbursable Expenses within two (2) Business Days after the date of such termination by wire transfer of same day funds to one (1) or more accounts designated by Parent.

(b) Except as expressly set forth in Section 8.2 or Section 9.11, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent.  Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, (a) neither the Company nor any of its Subsidiaries makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Merger or the other transactions contemplated by this Agreement, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their respective businesses or otherwise in connection with the Merger or the other transactions contemplated by this Agreement and, if made, such representation or warranty must not be relied upon as having been authorized by the Company or any of its Subsidiaries, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Representatives are not and shall not be deemed to be or to include representations or warranties, unless any such materials or information are expressly the subject of any representation or warranty set forth in Article III.  Notwithstanding the foregoing, nothing in this Section 9.1 shall relieve any Person of liability for fraud.

9.2 Notices.  Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and delivered by hand or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier, as follows:

(a) if to the Company, to it at:

Young Innovations, Inc.
500 North Michigan Avenue, Suite 2204
Chicago, Illinois 60611
Fax:  (312) 644-6397
Attention: Alfred E. Brennan
     Arthur L. Herbst, Jr.

with a copy to (which shall not constitute notice):

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606
Fax:  (312) 984-7700
Attention: John P. Tamisiea

(b) if to Parent, to it at:

c/o Linden LLC
111 South Wacker Drive, Suite 3350
Chicago, Illinois 60606
Fax:  312-506-5601
Attention: Anthony Davis
     William Drehkoff

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
300 N. LaSalle Drive
Chicago, Illinois 60654
Fax:  312-862-2200
Attention: Ted H. Zook, P.C.
Gerald T. Nowak, P.C.
Theodore A. Peto
Robert A. Wilson

or to such other persons, addresses or facsimile numbers as either party may, from time to time, designate in a written notice given in a like manner.  Any notice, request, claim, demand, waiver or other communication under this Agreement given as provided above shall be deemed given to the receiving party (a) upon actual receipt, if delivered personally, (b) three (3) Business Days after deposit in the mail, if sent by registered or certified mail, (c) upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile, then such notice, request, claim, demand, waiver or other communication shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or (d) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.3 Headings.  The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

9.4 Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.5 Counterparts.  This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Integration.  This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the schedules, annexes, and exhibits attached to any such documents constitute the entire agreement and understanding between the Company, Parent and Merger Sub with respect to the matters referred to herein and supersede all other prior agreements, understandings, representations or warranties both written and oral, in each case among the parties, with respect to such matters.

9.7 Governing Law.  With respect to matters related to the transactions contemplated by the Merger, this Agreement shall be governed and construed in accordance with the Laws of the State of Missouri applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of Law principles.  With respect to all other matters related to this Agreement, this Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to Contracts made and performed entirely within such state, without regard to any applicable conflicts of Law principles.

9.8 No Third-Party Beneficiaries.  Except for (a) the right of the Company on behalf of its stockholders to pursue damages in the event of Parent’s or Merger Sub’s breach of any covenant or agreement contained in this Agreement and (b) the provisions of Sections 6.7 and 9.13, Parent and Merger Sub, on the one hand, and the Company, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein.  The representations and warranties in this Agreement (a) are the product of negotiations among the parties hereto, (b) are for the sole benefit of the parties hereto, (c) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (d) have been qualified by reference to the Company Disclosure Letter and the Parent Disclosure Letter, each of which contains certain disclosures that are not reflected in the text of this Agreement and (e) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.9 without notice or liability to any other Person.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Amendments; Waiver.  Subject to the provisions of the applicable Laws, this Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company, Parent and Merger Sub and, in the case of any modification to or amendment of Section 9.13, the Financing Parties, and, in the case of any modification to or amendment of Section 6.7, the affected Indemnified Parties (provided, that, prior to Closing, no consent of the Indemnified Parties shall be required to modify or amend Section 6.7).  Subject to the provisions of the applicable Laws, any party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

9.10 Assignment.  This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent and Merger Sub may (a) assign, by prior written notice to the Company, any of their rights or obligations hereunder to a direct or indirect wholly-owned Subsidiary of Parent, except that all representations and warranties made herein with respect to Parent and Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Affiliate as of the date of such designation, (b) collaterally assign this Agreement to any parties providing debt financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing) and (c) assign any of their rights or obligations hereunder, in whole or in part, to any Person on or after the Effective Time; provided, further, that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement and that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.  Any purported assignment in violation of this Agreement is void.

9.11 Remedies; Jurisdiction.

(a) Remedies of Parent and Merger Sub.

(i) Specific Performance.  Prior to the valid termination of this Agreement pursuant to Article VIII, Parent and Merger Sub shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company in the courts described in Section 9.11(e) and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger.

(ii) Company Termination Fee.  Parent shall be entitled to payment of the Company Termination Fee if and when payable pursuant to Section 8.2(a) hereof.

(iii) Excluded Party Fee.  Parent shall be entitled to payment of the Excluded Party Fee if and when payable pursuant to Section 8.2(a) hereof.

(iv) Reimbursable Expenses.  Parent shall be entitled to reimbursement of Reimbursable Expenses if and when payable pursuant to Section 8.4(a) hereof.

(v) Termination.  Parent and Merger Sub shall be entitled to terminate this Agreement in accordance with Article VIII hereof.

(vi) Monetary Damages.  Other than in the case of fraud, in no event shall Parent, Merger Sub, the Guarantor or any of their respective former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees have the right to seek or obtain money damages from the Company or any Company Related Party under this Agreement (whether at law or in equity, in contract, in tort or otherwise) following termination of this Agreement in accordance with Section 8.1, other than the right of Parent and Merger Sub to payment of the Company

Termination Fee, Excluded Party Fee or Reimbursable Expenses, as the case may be, pursuant to Section 8.2(a) hereof.

(b) Remedies of the Company.

(i) Specific Performance.  Prior to the valid termination of this Agreement pursuant to Article VIII, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Parent and Merger Sub in the courts described in Section 9.11(e) and to enforce specifically the terms and provisions hereof; provided that, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) the conditions set forth in Section 7.1 and Section 7.2 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 6.11) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has confirmed in writing to Parent that if the Equity Financing and Debt Financing are funded, then it would take all such actions that are within its control to cause the Closing to occur.  Notwithstanding the foregoing, the Company agrees to cause any action, including any action seeking an injunction, specific performance or other equitable, to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger and the other transactions contemplated by this Agreement (but such dismissal shall not be a condition thereto).  For the avoidance of doubt, in no event shall the Company be entitled to seek the remedy of specific performance of Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded or to complete the Merger other than solely under the specific circumstances and as specifically set forth in this Section 9.11(b).  The election to pursue an injunction, specific performance or other equitable remedy shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.2(a); provided that in no event shall the Company be permitted to an injunction, specific performance or other equitable remedy under this Agreement following the payment of the Parent Termination Fee.  For the avoidance of doubt, the Company shall be entitled to enforce its rights (by litigation or otherwise) as a third party beneficiary of the Equity Commitment Letter in the event that the conditions in this Section 9.11(b)(i) are satisfied.

(ii) Parent Termination Fee. The Company shall be entitled to the Parent Termination Fee if and when payable pursuant to Section 8.2(a) hereof.

(iii) Termination. The Company shall be entitled to terminate this Agreement in accordance with Article VIII hereof.

(iv) Equity Commitment Letter and Guarantee.  Subject to this Section 9.11, the Company shall have the remedies set forth in each of the Equity Commitment Letter and the Guarantee.

(v) Monetary Damages.  Other than in the case of fraud, in no event shall the Company or any of its respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from Parent or Merger Sub or any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees, other than the right of the Company to payment of the Parent Termination Fee pursuant to Section 8.2(a); provided, however, that this Section 9.11(b)(v) shall not limit or restrict the remedies available under the Confidentiality Agreement, the Equity Commitment Letter, the Guarantee and the indemnification and reimbursement obligations of Parent and Merger Sub in this Agreement.

(c) Acknowledgement Regarding Available Remedies

.  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.11(e) without proof of damages or otherwise, (ii) the provisions set forth in Section 8.2 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any way any party’s right to specific performance and (iii) such rights of specific performance are an integral part of the transactions contemplated by this Agreement and without such rights, neither the Company nor Parent would have entered into this Agreement.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity to the extent that the right of specific performance is explicitly applicable under the terms of this Section 9.11.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (to the extent that the right of specific performance is explicitly applicable under the terms of this Section 9.11) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Sole Remedy.  The parties hereto acknowledge and agree that the remedies provided for in this Section 9.11 shall be the parties’ sole and exclusive remedies for any breaches of this Agreement or any claims relating to the transactions contemplated hereby.

In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable law, any and all other rights, claims and causes of action, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that such party may have against the other party or any of its directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives arising under or based upon any federal, state or local law (including any securities law, common law or otherwise) for any breach of the representations and warranties or covenants contained in this Agreement.

(e) Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the United States District Court for the Northern District of Illinois, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the courts of the State of Illinois located in Cook County or another court sitting in the State of Illinois.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.11, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in this Section 9.11.  Nothing in this Section 9.11 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

9.12 Interpretation; Construction.

(a) The definitions in Sections 10.1 and 10.2 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  All references herein to sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise.  Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Letter and the Parent Disclosure Letter.  Unless otherwise expressly specified, the words “this Agreement,” “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Schedules, Annexes, Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter) and not to any particular provision of this Agreement.  The term “or” shall be inclusive and not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.  The phrase “made available” in this Agreement shall mean that the information referred to has been made available by the party to whom such information is to be made available.  All references to dollars or “$” shall be references to United States dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The fact that any item of information is disclosed in the Company Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

(d) Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.13 Financing Parties. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto:  (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Parties (which defined term for the purposes of this provision shall include the Financing Parties and their respective affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors and representatives involved in the financing contemplated by the Debt Commitment Letters) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the Debt Financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action

(whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Parties in any way relating to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby.  Notwithstanding anything to the contrary contained in this Agreement, (a) the Company and its subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Financing Party shall have any liability (whether in contract, in tort or otherwise) to any of the Company or its subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.  Notwithstanding anything to the contrary contained in this Agreement, the Financing Parties are intended third-party beneficiaries of, and shall be entitled to the protections of this provision.

ARTICLE X

DEFINITIONS

10.1 Definitions.  For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the form attached to Section 10.1 of the Company Disclosure Letter.

“Acquisition Proposal” means any bona fide proposal or offer relating to (a) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer (including a self-tender offer), recapitalization (including a leveraged recapitalization or extraordinary dividend), reorganization, share exchange, business combination or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole), (b) the acquisition of 20% or more of the outstanding shares of any class of capital stock of the Company or 20% or more of the voting power represented by the outstanding voting securities of the Company, (c) a tender offer or exchange offer or other transaction which, if consummated, would result in a direct or indirect acquisition of 20% or more of the total voting power of the capital stock of the Company or 20% or more of the voting power represented by the outstanding voting securities of the Company, (d) the acquisition in any manner, directly or indirectly, of 20% or more of the consolidated total assets (based on fair market value) of the Company and its Subsidiaries (or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable) including, for this purpose, the outstanding assets and equity interests of the Subsidiaries of the Company, or (e) any other transaction the consummation of which would reasonably be expected to interfere with or prevent the Merger, and in each case other than the transactions contemplated by this Agreement.

“Articles of Incorporation” means the Company’s articles of incorporation, as amended and restated from time to time.

“Affiliate” means, with respect to any Person, any other Person that controls or is controlled by or is under common control with such Person.  For purposes of this Agreement, “control” shall mean, as to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday in New York, New York or Chicago, Illinois, or any other day on which commercial banks in New York, New York or Chicago, Illinois are authorized or required by Law or government decree to close.

“Bylaws” means the Company’s bylaws, as amended and restated from time to time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means common stock, par value $0.01 per share of the Company.

“Company Material Adverse Effect” means any event, change, development, effect, occurrence, event or condition (an “Effect”) that is, or would reasonably be expected to become, individually or in the aggregate, material and adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or prevents or materially impairs, materially interferes with, materially impedes or materially delays the ability of the Company to perform its obligations under, or to consummate the transactions contemplated by, this Agreement; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any Effect to the extent resulting from the following:  (a) any Effect generally affecting the businesses or industries in which the Company and its Subsidiaries operate (including general pricing changes), (b) any change in general economic or business conditions, including changes in the financial, securities or credit markets (including changes in interest rates and currency rates), or changes in such conditions in any area in which the Company or its Subsidiaries operate, (c) any change in global or national political conditions, (d) any loss of, or adverse change in, the relationship of the Company with its customers, employees, suppliers, vendors or other Persons with business relations with the Company or its Subsidiaries resulting or arising from or relating to the announcement or pendency of the Transactions, (e) any claims or proceedings, whether commenced or threatened, made by any of the Company’s stockholders resulting or arising from or relating to this Agreement or any of the Transactions, (f) any failure of the Company to meet any estimates, expectations, forecasts or projections, including revenues, earnings or other measures of financial performance, for any period (it being understood that the underlying facts giving rise or contributing to such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (g) any change in the trading prices or trading volume of the Company Common Stock on the NASDAQ (it being understood that the underlying facts giving rise or contributing to such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (h) any change in GAAP or other accounting standards or any change in any Laws or interpretations thereof, in each case, after the date of this Agreement, (i) any act of God or any change that is the result of any outbreak or escalation of acts of war, material armed hostilities or other material international or national calamity, acts of terrorism or natural disasters, (j) any fees, expenses or change of control payments incurred in connection with this Agreement and the transactions contemplated by this Agreement that are disclosed in Section 3.11(g) of the Company Disclosure Letter, or (k) any action expressly required or permitted by this Agreement, including actions required to be taken by this Agreement upon the specific request of Parent or Merger Sub, or the failure to take any actions due to the restrictions set forth in this Agreement; except, with respect to clauses (a), (b), (c) or (i), to the extent that the effects of such events have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other businesses operating in the same industry in which the Company and its Subsidiaries operate.

“Company Related Party” means any of the Company, any of its Subsidiaries or any director or officer of the Company or any Person that, based on a Schedule 13G or Schedule 13D filed with the SEC, beneficially owns 10% or more of the Company Shares as of the date of this Agreement.

“Company Stock Plans” means the Company’s 1997 Stock Option Plan and the Company’s 2006 Long Term Incentive Plan.

“Contract” means any agreement, arrangement, commitment, plan or other instrument or obligation.

“Credit Agreement” means the Credit Agreement dated as of July 22, 2011 among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as a lender and the letter of credit issuer, and the other lenders thereto, as amended and restated from time to time.

“Environmental Laws” means any Law regulating or relating to pollution, the protection of human health, safety, natural resources or the environment.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any international, national, federal, state, provincial, local or municipal governmental, regulatory, quasi-governmental or administrative authority, agency, commission, court, department, tribunal, arbitral body, judicial body, self regulated entity or similar body, agency or official, including any political subdivision thereof, whether domestic or foreign.

“Hazardous Substances” means any substance, material or waste which is defined or regulated as hazardous, toxic, a pollutant or contaminant, including petroleum, pursuant to Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all material (a) copyrights, including copyright registrations and copyright applications, (b) trademarks, including trademark registrations and applications for registration, together with the goodwill associated with the use of any of the foregoing, (c) patents and patent applications, (d) service marks, including service mark registrations and applications for registration, (e) trade names, (f) internet domain names, (g) databases, (h) computer programs, including source code, object code, algorithms, structure, display screens, layouts, development tools, instructions, templates and computer software user interfaces, (i) know-how, (j) trade secrets, (k) customer lists, (l) proprietary technology, (m) processes and formulae, (n) marketing materials created by the Company or its Subsidiaries, (o) inventions, (p) trade dress, (q) logos and (r) designs, in each case used by the Company or its Subsidiaries in their respective businesses.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) in the case of the Company, the actual knowledge, after reasonable inquiry of his or her direct reports, of Alfred E. Brennan, Arthur L. Herbst, Jr. and Julia A. Carter and (b) in the case of Parent, the actual knowledge, after reasonable inquiry, of Anthony B. Davis and William D. Drehkoff.

“Law” means applicable federal, state, local or foreign law (statutory, common or otherwise), statute, constitution, treaty, convention, code, ordinance, rule, regulation, writ, judgment, Order, injunction, decree, agency requirement, license or permit of any Governmental Entity applicable to the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable, or their respective properties or assets, including the Federal Food, Drug and Cosmetic Act, including any applicable elements of the Quality System Regulation and current Good Manufacturing Practices promulgated by the U.S. Food and Drug Administration.

“Liens” means, with respect to any property or asset, any mortgage, lien, pledge, charge, license, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Litigation” means any action, cause of action, claim, cease and desist letter, demand, suit, arbitration proceeding, citation, summons, subpoena or investigation or proceeding of any nature, civil, criminal, regulatory or otherwise, at law or in equity.

“MGBCL” mean the General and Business Corporation Law of the State of Missouri.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Order” means any order, injunction, judgment, decision, decree, ruling, writ, assessment or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Parent Material Adverse Effect” means any Effect that would prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated by this Agreement.

“Permitted Liens” means (a) Liens for Taxes or other governmental charges and assessments not yet due and payable or that are being contested in good faith by appropriate proceedings which do not and will not materially interfere with the continued use and operation of the assets to which they relate in the conduct of the business of the Company as currently conducted, (b) Liens of carriers, warehousemen, mechanics, materialmen, workmen, landlords, repairmen and other like Liens arising or incurred in the ordinary course of business for amounts which are not yet due and payable, (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property which do not or would not materially impair the use or occupancy of such real property in the operation of the Company’s or its Subsidiary’s business as currently conducted thereon, (d) statutory Liens in favor of lessors arising in connection with any property leased to the Company or any of its Subsidiaries which are not yet due and payable, and (e) Liens that do not materially interfere with the current use by the Company or any of its Subsidiaries of the assets, properties or rights affected thereby and would not reasonably be expected to have or result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity or group (as defined in the Exchange Act).

“Reimbursable Expenses” means all documented out-of-pocket expenses incurred by Parent and any of its Affiliates, as applicable, in connection with this Agreement and the transactions contemplated hereby, in either case, up to a maximum aggregate amount of $1,000,000.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, its directors, officers, employees, agents and representatives acting on such Person’s behalf, including any such investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent, representative, intermediary or Affiliate.

“Securities Act” means the Securities Act of 1933, as amended.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is, directly or indirectly, owned by such Person and/or one or more subsidiaries thereof.

“Superior Proposal” means a bona fide written Acquisition Proposal that is not solicited or received in violation of Section 6.5 and that the Company Board has concluded in its good faith judgment, after consultation with its independent financial advisor and outside legal counsel, and taking into consideration all relevant factors including, among other things, all of the terms, conditions, impact, and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any changes to this Agreement or the transactions contemplated hereby (or any other proposals) made or proposed in writing by Parent prior to the time of determination), stockholder litigation, the identity of such third party making the Acquisition Proposal (including whether stockholder approval of the third party is required), breakup fee and expense reimbursement provisions and any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.5(d)(iii), (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view (in their capacity as stockholders) than the transactions contemplated by this Agreement (after taking into account the expected timing and risk and likelihood of consummation); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “66.67%” with respect to shares and “50%” with respect to assets.

“Tax” (and with corresponding meaning, “Taxes”) means  any and all federal, state, local or foreign taxes, imposts, levies or other like assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto, in all cases whether disputed or not.

“Tax Return” means any and all reports, returns, declarations, disclosures, or statements supplied or required to be supplied to a taxing authority in connection with Taxes, including any schedule, attachment or amendment thereto.

“Voting Debt” means, with respect to a Person, bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders or other equity holders of such Person may vote.

10.2 Additional Definitions.  The following capitalized terms shall have the meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	6.5(b)
Authorizations	3.9(b)
Bankruptcy Exceptions	3.4(d)
Book-Entry Shares	2.1(d)
Certificate	2.1(d)
Change of Control Obligation	3.11(g)(i)
Change of Recommendation	6.5(d)
Closing	1.2
Closing Date	1.2
Commitment Letters	4.12(a)
Commitment Party	4.12(a)
Company	Preamble
Company Benefit Plans	3.11(a)
Company Disclosure Letter	Preamble to Art. III
Company Employees	6.6(a)
Company Foreign Plan	3.11(a)
Company Option	2.5(a)
Company Reports	3.6(b)
Company Restricted Share	2.5(b)
Company Shares	2.1(a)
Company Stockholder Meeting	6.3(b)
Company Termination Fee	8.2(a)(i)
Company 2011 10-K	Preamble to Art. III
Confidentiality Agreement	6.2(b)
Continuation Period	6.6(a)
Debt Commitment Letters	4.12(a)
Debt Financing	4.12(a)
Dissenting Stockholders	2.1(c)
Effective Time	1.1(b)
End Date	8.1(b)

Equity Commitment Letters	4.12(a)
Equity Financing	4.12(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(d)
Excluded Shares	2.1(c)
Exchange Fund	2.2(b)
Executive Officer	3.15(b)
Excluded Party	6.5(b)
Fairness Opinion	3.19
Financing	4.12(a)
Financing Parties	4.12(a)
GAAP	3.6(a)
Guarantee	Recitals
Guarantor	Recitals
HSR Condition	7.1(c)
Indebtedness	3.15(b)
Indemnified Party	6.7(b)
Insolvent	4.11
Intervening Event	6.5(d)
Leased Real Property	3.13(b)
Leases	3.13(b)
Material Contract	3.15(b)
Merger	1.1(a)
Merger Consideration	2.1(c)
Merger Shares	2.1(d)
Merger Sub	Preamble
Multiemployer Plan	3.11(a)
Negotiation Period	6.5(d)(ii)
New Plans	6.6(b)
Old Plans	6.6(b)
Paying Agent	2.2(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Letter	Preamble to Art. IV
Parent Termination Fee	8.2(a)(v)
Proxy Statement	3.18
Proxy Statement Clearance Date	6.3(a)
Qualifying Acquisition Proposal	8.2(a)(i)
Recent SEC Reports	Preamble to Art. III
Recommendation	3.4(a)
Record Date	6.3(b)
Required Approvals	3.5
Requisite Stockholder Vote	3.4(b)
Solicitation Period End-Date	6.5(a)
SOX	3.6(d)
SRO	3.5

Summary Articles of Merger	1.1(b)
Surviving Corporation	1.1(a)
Takeover Laws	3.4(a)
Transaction Obligation	3.15(b)
WARN Act	3.12

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the date first above written.

YOUNG INNOVATIONS HOLDINGS LLC
By:	/s/ William D. Drenkoff
	Name:	William D. Drenkoff
	Title:	Vice President and Secretary

YI ACQUISITION CORP.
By:	/s/ William D. Drenkoff
	Name:	William D. Drenkoff
	Title:	Vice President and Secretary

YOUNG INNOVATIONS, INC.
By:	/s/ Alfred E. Brennan
	Name:	Alfred E. Brennan
	Title:	Chief Executive Officer